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                                                                    Exhibit 99.1

Our Vision

Our vision is to create, develop and commercialise the best antibody drugs in the world. By seizing opportunities to grow the product pipeline using our pharmaceutical expertise and that of our collaborators, we will not only build in but also retain a great deal of the value of producing world-class antibody therapeutics.

Chairman's Statement  Peter Garland

I am pleased to report that CAT has made further progress in the year, consolidating the Company's position as a world leader in the development of human monoclonal antibodies as therapeutics. Using CAT's technologies, the Company and its partners are continuing to build value by creating and developing a growing pipeline of new antibody drugs.

CAT secured seven new alliances this year, many with leading companies, and the Company is becoming highly respected by both major pharmaceutical companies and emerging technology companies thus widening the choice of potential alliance partners. This year, CAT secured alliances with Elan, Immunex (two), Randox, Weston Medical, Zyomyx and Xerion and, since year end, with Merck & Co., Inc.

Our collaborations with Elan and Immunex are particularly significant because these give us the opportunity for greater investment throughout the drug development process, allowing us to gain access to more potential revenue. Together with our alliance signed last year with Genzyme, we now have three agreements in which we have the opportunity to build greater value by sharing the costs and risks of developing antibody drugs and, in turn, sharing any revenues that result. The collaboration with Merck & Co., Inc is also of note since it is our first initiative in infectious diseases, where CAT's technology is being used in the research and development of products specific to a key target involved in HIV-mediated disease.

We are pleased to report that with six CAT-derived human monoclonal antibody products making good progress in clinical trials, CAT maintains its leading position. Encouraging two-year Phase I/IIa trial results for CAT-152 as a potential treatment to prevent post-operative scarring after glaucoma surgery have led to the initiation of a European Phase II/III trial for this indication. This year CAT-152 was awarded European Orphan Drug status which brings the prospect of reduced regulatory fees, grants, protocol assistance and, if approved, ten years' market exclusivity in the EU.

With Genzyme, we have initiated a Phase I/II clinical study to evaluate CAT-192 as a possible treatment for patients with diffuse scleroderma. Finally, the move of CAT-213 from pre-clinical to clinical studies and the recent approval for a Phase I/IIa trial in patients with allergic rhinitis further demonstrates the expansion in our pipeline of clinical candidates.

In June of this year trading in CAT ADRs commenced on the US NASDAQ exchange. This allows US shareholders the opportunity to trade on a local market and provides us with greater commercial and financial visibility in the US. During

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the year, we also continued to build and defend our patent estate covering both technologies and product candidates. Our efforts were rewarded with the granting of a number of US, Japanese and European patents including the pivotal Winter II and Winter/Lerner/Huse patents in the US.

The first phase of our relocation to Granta Park in Great Abington, South Cambridgeshire, UK, was completed in the summer. The next phase of building work is progressing and we are on schedule to consolidate our operations at Granta Park by the end of 2002. The new facilities will provide an efficient and modern working environment, and enable us to house all our current staff on one site and provide an environment in which we can continue to attract the best new talent.

With a view to ensuring that CAT has access to manufacturing capacity for both ongoing programmes and future projects, CAT announced in November 2001 that it has signed a long term agreement with Lonza for the manufacture and supply of clinical grade antibody drugs for up to five years.

Board and senior management

Since its formation in 1990 Cambridge Antibody Technology has grown to be one of the world's leading antibody companies, led by David Chiswell, CAT's founder. CAT is now positioning itself for transition to a profitable biopharmaceutical company based on the discovery and development of therapeutic antibody products.

Against this background the Board and David Chiswell have been considering the needs of CAT in terms of future leadership and feel that this is the right time to effect orderly management succession at the top of the Company. Accordingly, we have initiated the process of recruiting a new CEO to succeed David Chiswell in due course. He remains CAT's CEO until a suitable replacement is identified and he will continue to lead the Company as he has done for the last five years.

David's contribution to CAT's success has been immense and the Company has been privileged to have had the benefit of his unique blend of skills over the last 11 years. David is staying with CAT through this transitional period, enabling us to put in place an orderly succession and giving us the opportunity to identify the best candidate for this key and challenging position.

In further recognition of the challenges ahead, it is CAT's intention that its Board will be strengthened in the coming months by the appointment of further Non-Executive Directors with skills and experience relevant to the Company's increasing focus on drug discovery and development.

We would like to thank everyone who has contributed to CAT's success this year - our staff, the Board, the scientific advisory board and other expert advisors, our partners and our shareholders, and we look forward to another rewarding year in 2002.

Peter Garland
Chairman
26 November 2001


          A chart, entitled "Collaborators, Past & Present" depicting the following information

- Technology licenses entered into with Eli Lilly, Genentech and Pfizer before 2000, Immunex during 2000 and Xerion during 2001.

- Research collaborations entered into with Astra Zeneca and ZymoGenetics prior to 2000, Oxford GlycoSciences and Zyomyx during 2000 and Weston Medical and Randox during 2001.

- Product Development Agreements entered into with Abbott, Genetics Institute, Human Genome Sciences, Pharmacia and Wyeth-Ayerst prior to 2000, Genzyme and Human Genome Sciences during 2000 and Immunex and Merck & Co. during 2001.

  A chart entitled "Clinical Development Pipeline" depicting the following information:

  Product-candidate CAT-152 targets TGF(beta)2 and is a candidate for the prevention of scarring following glaucoma surgery. It is in Phase II/III clinical trials.

  Product-candidate CAT-213 targets Eotaxin1 and is a candidate to treat Allergic rhinitis. It is in Phase I/II clinical trials.

  Product-candidate CAT-192 targets TGF(beta)1 and is a candidate to treat systemic sclerosis. Its development is being co-funded by Genzyme. It is in Phase I/II clinical trials.

  Product-candidate D2E7 (adalimumab) targets TNF (alpha) and is a candidate to treat Rheumatoid Arthritis. Its development is being funded by Abbott. It is in Phase III clinical trials.

  Product-candidate J695 targets IL12 and is a candidate to treat Autoimmune diseases. Its development is being funded by Abbott/Genetics Institute. It is in Phase II clinical trials.

  Product-candidate LymphoStat-B(TM) targets BLgS and is a candidate to treat Systemic Lupus Erythematosus. Its development is being funded by Human Genome Sciences. It is in Phase I clinical trials.

  In addition, there are 12 antibodies within CAT's Antibody Discovery and Development programme.

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Review of the Year

This year CAT strengthened its therapeutic pipeline, both through its own development activities and by working collaboratively with others. The Company has entered into a number of significant drug discovery and technology alliances and, by establishing partnerships in which CAT retains greater participation in the drug development process, has demonstrated its intention to retain greater value. CAT's innovative platform technologies, including integrated automation and custom-developed software, ensure that the Company is positioned to take advantage of interesting opportunities and to offer the pharmaceutical industry a rich source of potential antibody therapeutic candidates and drug discovery tools.

Company expertise

Antibodies are an increasingly significant class of drugs. CAT uses a similar high throughput screening (HTS) approach in its antibody drug discovery and development processes to that used by the major pharmaceutical companies for new chemical entity (NCE) discovery. The Company's phage display system has created comprehensive human monoclonal antibody libraries that contain more than 100 billion different antibodies (over ten million times the size of an average small molecule library). By using automated HTS with these libraries, CAT rapidly isolates and optimises lead antibodies for use as potential therapeutics. Since these are human antibodies, they offer superior safety and tolerability.

Partnerships and alliances

With the signing of seven new agreements during the year, CAT continued to capitalise on the increasing interest shown by the pharmaceutical industry in developing antibodies as drugs.

This year, CAT strengthened its commitment to its own human monoclonal antibody development programme by entering into alliances with Elan (January 2001) and Immunex (May 2001). CAT and Elan are working together to produce novel antibody-based therapeutics for certain human neurological diseases. Immunex and CAT are co-developing human monoclonal antibodies for autoimmune and inflammatory disorders, for which Immunex has contributed two proprietary targets.

In both agreements, CAT is providing its display technologies and HTS capabilities to identify human antibodies and is optimising any lead antibodies isolated. CAT will work closely with Elan and Immunex on pre-clinical evaluation, with the collaborator taking primary responsibility for clinical trials and product commercialisation. CAT has the opportunity through equal sharing of product development costs to receive an equal share of any profits generated by product sales. These two collaborations, in conjunction with last year's active drug co-development alliance with Genzyme, demonstrate CAT's intent to retain greater value from developing antibody drugs.

Since the year end, in October 2001, CAT entered into its first product development initiative in infectious disease with Merck & Co., Inc. The five-year collaboration allows Merck access to CAT's phage antibody libraries for the research and development of products specific for a key target involved in disease mediated by HIV. Under the agreement, Merck obtains exclusive rights to prophylactic and therapeutic products developed. In turn, CAT has received a technology access fee and will receive milestone payments and royalty revenue from the sale of any human monoclonal antibodies and non-antibody products validated using CAT's technology.

During the year, CAT extracted value from its antibody phage display technology in other areas of the drug discovery process by signing licensing agreements with Immunex (December 2000) and Xerion (June 2001). Immunex can use CAT's libraries for validation of disease-associated targets, while Xerion is utilising it in conjunction with its integrated functional proteomics technology platform for the broader applications of target discovery and target validation. Both companies committed to CAT a licence fee for the use of the library. Immunex also received options to exclusive licences for up to eight therapeutic antibody products, which could provide CAT with milestone and royalty payments on any future product sales.

The other three alliances CAT entered into this year are research collaborations, which have potential to build novel capabilities. With Randox and Zyomyx CAT is investigating protein biochip technologies, an exciting new area in which CAT's antibodies could become a critical component. The third collaboration, with Weston Medical, is to evaluate its Intraject needle-free drug delivery system.

The functional genomics programme under CAT's collaboration with Wyeth-Ayerst has been completed and, accordingly, the committed payments from Wyeth-Ayerst to CAT have reduced. However, this has been supplemented to some extent by additional work on antibody development programmes and the agreement has been extended to a fourth year.

These new alliances described above highlight CAT's ability to seize and develop commercial opportunities both in and out of the therapeutic antibody field, while still remaining committed to its main goal of building an outstanding human therapeutic antibody pipeline delivering significant value to CAT.

Clinical development pipeline - CAT-funded

There has been very good progress during 2001 in CAT's own product pipeline, with one product candidate moving from pre-clinical studies into clinical trials, and the other starting its next phase of clinical trials.

CAT-152 (lerdelimumab), a human anti-TGFb2 monoclonal antibody being developed by CAT as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma, made good progress in trials this year. Clinical data on CAT-152 were accepted and presented at a number of major ophthalmology conferences, including the Association for Research in Vision and Ophthalmology
(ARVO), the American Academy of Ophthalmology (AAO) and the European Glaucoma Society. This, in conjunction with the recent acceptance for publication of a scientific paper in one of the leading medical journals, Ophthalmology, is testament to the promise of CAT-152 being well received by internationally renowned, independent ophthalmic experts.

Results of a 56 patient Phase II trial presented at the AAO in November 2001 showed that patients treated with CAT-152 experienced lower intraocular pressure
(IOP) six months after combined glaucoma and cataract surgery (phakotrabeculectomy). Also, at the annual ARVO meeting in May 2001, follow-up results of a 24 patient Phase I/IIa clinical trial suggested that two years post surgery for glaucoma (primary trabeculectomy) and treatment with CAT-152, patients continued to experience significantly lower intraocular pressure. Both sets of results indicate that CAT-152 can produce clinically relevant anti-scarring activity and, as a result, reduce the risk of progressive visual field loss.

Based on these promising early clinical results, CAT is recruiting around 350 patients in six European countries for a Phase II/III trial to test CAT-152 in conjunction with primary trabeculectomy. This European trial is ready to commence and further trials in the US and Europe are being considered for the first half of 2002.

During the year CAT-152 was awarded European Orphan Drug status. Among the benefits for CAT are reduced regulatory fees for CAT-152, grants, protocol assistance and, if approved, ten years' market exclusivity in the EU. CAT estimates up to 250,000 operations per year for glaucoma in the US and Western Europe could benefit from CAT-152 treatment.

CAT-213 is a human anti-eotaxin monoclonal antibody which neutralises eotaxin1 and inhibits the major stimulus that attracts a type of white blood cell known as eosinophils into tissues. CAT-213 may have clinical applications in the treatment of severe allergic disorders. Allergies of all forms of severity are estimated to affect approximately 20% of the population of the Western world. Results from pre-clinical testing were presented at the American Thoracic Society meeting in May 2001. Based on these results, the Company carried out a Phase I clinical trial to assess CAT-213's safety, tolerability and pharmacokinetics that was successfully completed. Following this, the UK Medicines Control Agency recently gave regulatory approval for a Phase I/IIa trial of CAT-213 in patients with allergic rhinitis. Enrolment into the trial is underway.

Clinical development pipeline - co-funded

CAT-192 is a human anti-TGFb1 monoclonal antibody being developed as a potential treatment for a range of scarring and fibrotic conditions including scleroderma. CAT's partner for CAT-192, Genzyme, has begun enrolling patients for a Phase I/II clinical trial to evaluate CAT-192 as a potential therapy for diffuse systemic sclerosis, a chronic, life-threatening form of scleroderma affecting an estimated 300,000 people worldwide.

Clinical development pipeline - collaborator-funded

In addition to those programmes in which CAT is actively involved and providing funds, CAT has a number of collaborations where the partner is responsible for pre-clinical and clinical development and CAT receives milestones and royalties on product sales. During the year there have been further advances in these programmes, with one antibody candidate receiving approval to start a Phase I clinical trial - the sixth CAT-derived antibody to enter trials.

D2E7 (adalimumab), the human monoclonal antibody that neutralises TNFa being developed by Abbott, made good progress as a potential treatment for rheumatoid arthritis. Encouraging Phase II trial data were presented at the November 2001 American College of Rheumatology (ACR) meeting and at the European League Against Rheumatology (EULAR) meeting in June 2001.

Rheumatoid arthritis is a condition which currently affects an estimated one million patients in the US and Europe, many of whom could potentially benefit from D2E7 treatment. Abbott has now completed its Phase III clinical trials of D2E7, with over 2,000 patients treated worldwide with D2E7 and more than 2,800 patient years of treatment exposure documented. Abbott is on schedule to file for a Biologics License Application (BLA) in the US by the second quarter of 2002 and Europe shortly thereafter. It expects to launch the product in 2003.

In addition to its clinical trials in rheumatoid arthritis, Abbott anticipates starting Phase II clinical trials of D2E7 in Crohn's disease in 2002.

Also being developed in conjunction with Abbott and Genetics Institute, J695, a human anti-IL12 monoclonal antibody that could potentially be used to treat autoimmune diseases including rheumatoid arthritis, Crohn's disease, multiple sclerosis and sepsis, continues to make progress in Phase II clinical trials.

CAT completed its work on a programme with Human Genome Sciences, Inc. (HGSI) developing antibodies raised against B-Lymphocyte Stimulator (BLyS), a protein which may have a central role in several autoimmune and neoplastic disorders. HGSI completed pre-clinical studies on candidate antibodies and has received approval to take one anti-BLyS antibody, LymphoStat-BTM, into a Phase I clinical trial to determine its safety and pharmacology in patients with systemic lupus erythematosus. LymphoStat-BTM is believed to be the first antibody to a genomics-derived target to enter trials.

Research stage antibodies

There are 12 projects currently within CAT's antibody discovery and development programme, of which approximately four may enter pre-clinical development during the next financial year. It is anticipated that this number of projects will increase slightly during 2002. Approximately one third of these projects are CAT-funded or co-funded, with the remaining two thirds coming from collaborator-funded programmes. These programmes include an anti-TGFb antibody (with Genzyme), anti-IL18 (with Abbott), and anti-CD30 L and anti-IL18R accessory protein (both with Immunex).

This year, CAT delivered to its partner Wyeth-Ayerst a candidate human monoclonal antibody specific to amyloid-b, a molecular target implicated in Alzheimer's disease. The candidate is currently being evaluated at Wyeth-Ayerst. In addition, a number of promising therapeutic antibody product candidates have been identified and are currently in development at Wyeth-Ayerst.

With Pharmacia, good progress has been made on a number of antibody drug discovery programmes in the field of cancer. There has been a modest level of increase in activity at CAT in these programmes over the last six months; a research milestone was recently achieved on one programme and further progress is anticipated.

In its collaboration with HGSI substantial progress has been made towards the identification of additional novel antibody drugs to genomics targets across multiple disease areas and further developments are anticipated during the next financial year. In July, CAT gained access to HGSI's proprietary genomics database, giving CAT access to selected HGSI antigens. Research has commenced on identifying suitable candidates for development into potential antibody drugs. Importantly CAT has rights to develop six such products on its own and up to 18 equally with HGSI, providing CAT with the opportunity to broaden its pipeline of CAT-funded and co-funded products.

Research has already commenced in the collaboration between CAT and Merck & Co., Inc. In the partnership with Elan two drug discovery programmes have already started, and in the partnership with Immunex, it is anticipated that two drug discovery programmes will start in early 2002.

Intellectual property

CAT has a strong patent estate, which it protects through timely patent filing and rigorous, appropriate legal defence. An extensive portfolio of approximately 30 patent families (300 patents) is evidence of CAT's world-leading position in phage display technology. The Company's key patents are grouped into three families: Winter II covers production of expression libraries of antibody genes; McCafferty protects CAT's phage display method used to obtain specific antibodies from these libraries; and Griffiths covers antibodies that recognise human `self' antigens isolated from CAT's libraries.

During the year, in the US there were four Winter/Lerner/Huse patents granted as well as a separate Winter II patent (following the earlier settlement of an interference proceeding between CAT, The Scripps Research Institute and Stratagene over the Winter II and Winter/Huse/Lerner patents in 1999). CAT now has worldwide commercial rights to all five of these patents.

In addition, another patent in the McCafferty patent family was granted. It has claims relating to the display of functional protein binding domains derived from natural repertoires of nucleic acids, where each phage contains a phagemid genome. Dependent claims include the display of antibodies, and of scFv or Fab antibody fragments. Also, CAT inventors are listed on two US patents which were granted in the year relating to D2E7 owned by Abbott Labs.

Also during the year, CAT obtained Japanese patents on ribosome display (Kawasaki) and phage display (McCafferty). In Europe, patents were granted on diabodies, chemisynthetic libraries, anti-CEA antibodies and anti-TGFb1 antibodies. CAT's previously granted European patent on antibodies binding to TGFb2 (including CAT-152) was not opposed.

In Europe, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office. Both patents were upheld by the Opposition Division, there is an appeal pending on Winter II and it is anticipated that there will also be an appeal on the McCafferty patent.

In the US, the litigation bought by MorphoSys against CAT relating to the Griffiths patent was the subject of a trial in Washington DC in April 2001. MorphoSys asked the court to revoke the Griffiths patent claiming it was invalid on a number of grounds. They also asked for a declaration that they did not infringe the patent. CAT counter-claimed that MorphoSys did infringe the patent. After the trial, the jury was unable to agree on a decision apart from finding that CAT was entitled to the priority dates of its British patent applications. The Judge subsequently ruled in favour of CAT denying MorphoSys' claims that the patent was invalid on the grounds of anticipation, written description, indefiniteness and enablement. The Judge also ruled that the issue of whether the patent was invalid on the ground that it was obvious could only be decided by a jury and therefore would be retried before a new jury. The Judge took the preliminary view that MorphoSys should prevail on the issue of infringement, but asked for further briefing on this point. This has been provided and CAT is currently awaiting his decision.

MorphoSys' action (which is similar to the Griffiths matter) against CAT in respect of the parent US McCafferty patent is expected to be subject of a jury trial in February 2003. Also during the year, CAT commenced an action claiming MorphoSys infringed the Winter II patent and two of the Winter/Lerner/Huse patents.

Whatever the outcome of this current litigation, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

Building for drug development

CAT continues to invest in its people, its technology and its processes. In particular, the drug discovery team has increased in size by 35% during the year and the pre-clinical team numbered 50 at year end. With many new recruits coming from biotechnology and major pharmaceutical companies, this has added to the expertise and experience of the Group.

During the year, CAT has refined its proprietary ribosome display system. This technology, which allows rapid construction of larger compound libraries than those made by phage display, is now being used as a complementary tool for lead antibody isolation and optimisation in CAT's drug discovery process.

In addition, CAT has continued to automate its in-house discovery processes by refining and integrating a number of systems. These include a powerful and effective informatics capability that links the control of CAT's laboratory automation together to form a `drug discovery factory' capable of massive parallel processing and which can be controlled remotely.

To capitalise on the vast amounts of information generated by its automated systems, CAT continued in 2001 to strengthen its CONT1NUITYTM, data management and bioinformatics software solutions. The effectiveness of this software is continually being assessed with in-house drug discovery programmes and is currently providing effective and timely reporting of results as well as analysis of complex proprietary data.

The Company also continues to establish reciprocal partnerships for creating analytical tools to measure protein structure and activity. To this end, in December 2000, CAT formed a research collaboration with Zyomyx to develop high-density protein biochips based on parallel antibody microarrays. This was followed in April 2001 by an agreement with Randox to evaluate the use of CAT's antibodies for diagnostic biochip products.

CAT now has three active protein biochip collaborations (the other being with Oxford GlycoSciences) and it anticipates these alliances could produce capabilities in which CAT's antibodies will be a critical component. These capabilities may be used in a variety of ways including drug development and disease diagnosis.

At the drug delivery end of the drug development process, CAT signed an agreement in March 2001 with Weston Medical to assess the suitability of delivering CAT's antibodies through a needle-free system. The collaboration could potentially overcome one of the main perceived drawbacks to receiving monoclonal antibody therapy and may be particularly welcomed by patients who need regular injections; for example those suffering with chronic inflammatory conditions.

With a view to ensuring the supply of clinical grade antibodies in the future, CAT and Lonza announced in November 2001 that they have signed a long term agreement for Lonza to manufacture and supply clinical grade antibody drugs to CAT for up to five years. The agreement, which is effective immediately, builds on the existing close relationship between the companies and will guarantee that CAT has access to manufacturing capacity for both ongoing programmes and future projects.

Significant corporate milestones

In June 2001, CAT listed American Depository Receipts (ADRs) on the US NASDAQ exchange, helping to raise CAT's visibility in the US, both in the commercial and financial arenas, and supporting CAT's significant US investor base by enabling trading on a local market.

Also this year, CAT successfully completed the first phase of its relocation to new enhanced facilities at Granta Park, ten miles from the Company's existing location. In May 2001, the Medical and Pre-Clinical Departments occupied the Franklin Building, consisting of 20,500 sq ft of new offices and laboratories. The relocation project is progressing well with the remaining CAT employees expected to move to a 66,000 sq ft building, also at Granta Park, by the end of next year, enabling the Company to consolidate its operations on one site.

CAT made certain management changes during the year. These gave specific responsibility for focused units covering technology development and antibody drug development. Kevin Johnson, previously CAT's Research Director, has taken on the role of Chief Technology Officer and now heads the Company's Technology Department, and Alex Duncan, previously Head of Antibody Engineering, has taken on the role of Vice President Drug Discovery.

Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK generally acceptable accounting principles (`GAAP'). Those financial statements for prior periods have been restated to reflect the Group's revised accounting policy for revenue recognition as described below and as detailed in notes 1 and 3 to the financial statements. Comparative figures in this review have been restated where appropriate. A summary of the significant differences between UK and US GAAP is given in note 27 of the financial statements.

Results of operations Years ended 30 September 2001, 2000 and 1999

Revenues increased to (Pounds)7.1 million in the 2001 financial year from (Pounds)7.0 million in the 2000 financial year and (Pounds)2.2 million in the 1999 financial year.

As a result of CAT's reliance on collaboration arrangements, CAT's revenue profile has historically fluctuated from period to period, because the majority of revenue to date has been in the form of licence fees and milestone payments. The Group has now changed its accounting policy for revenue recognition, the principal impact of which is that licence fees, which were previously recognised as income when received, will be deferred and recognised over the term of the licence. Revenues recognised in prior periods have been restated and therefore the receipt of a licence fee will be a less significant factor in revenue volatility. CAT anticipates that over time and with the revised policy on revenue recognition, the profile of revenues is likely to become more regular as the number of collaborations increases and ultimately as royalty income from product sales is realised.

The increase in revenue from the 2000 financial year to the 2001 financial year resulted from an increase in licence revenues recognised and contract research fees offset by a decrease in milestone payments. CAT received a non-recurring licence fee in the 2001 financial year pursuant to CAT's collaborative arrangement with Immunex and in the 2000 financial year pursuant to collaborative arrangements with HGSI and for the grant of a product licence for amyloid b to Wyeth-Ayerst. These revenues will be recognised over the term of the licence granted. Revenues recognised from licence fees increased from (Pounds)0.7 million for the 2000 financial year to (Pounds)1.6 million for the 2001 financial year, reflecting revenues recognised from the new licence fees received in the 2001 financial year in addition to licence fees recognised in both periods which were received in the 2000 and prior financial years. CAT recognised (Pounds)0.1 million of milestone and other revenues in the 2001 financial year compared to (Pounds)1.8 million in the 2000 financial year. Milestone payments are typically earned based on achievements in research and product development and may not be comparable from period to period.

In the 2000 financial year the Group received a milestone payment from Knoll (now part of Abbott) following the entry of D2E7 into phase III clinical trials, and a milestone pursuant to its arrangement with AstraZeneca. CAT recognised (Pounds)5.4 million of revenues from contract research fees in the 2001 financial year compared to (Pounds)4.5 million in the 2000 financial year. The increase resulted from increased activity or a first full year of activity from the Group's collaborative arrangements with Pharmacia and HGSI, offset by a reduction in activity with Wyeth-Ayerst following the completion of the functional genomics element of that arrangement.

The increase in revenue from the 1999 financial year to the 2000 financial year resulted from increases in licence fees, milestone payments and contract research fees under CAT's collaborative arrangements. CAT received non-recurring licence fees in the 2000 financial year pursuant to arrangements with HGSI and Wyeth-Ayerst. There were no such receipts in the 1999 financial year. These revenues will be recognised over the term of the licence granted. Revenues recognised from licence fees increased from (Pounds)0.4 million in the 1999 financial year to (Pounds)0.7 million in the 2000 financial year, reflecting revenues recognised from the new licence fees received in the 2000 financial year in addition to licence fees recognised in both periods which were received in prior periods. CAT recognised (Pounds)1.8 million of milestone and other revenues in the 2000 financial year, compared with (Pounds)1.1 million in the 1999 financial year. The increase primarily resulted from CAT's receipt of a milestone payment from Knoll. CAT recognised (Pounds)4.5 million of revenues from contact research fees in the 2000 financial year compared with (Pounds)0.7 million in the 1999 financial year. The increase resulted from the commencement of work under CAT's collaboration arrangements with HGSI and Pharmacia and an increase in fees received pursuant to CAT's collaboration with Wyeth-Ayerst.

CAT's direct costs are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in these financial statements are Drug Royalty Corporation's share of revenues. In future periods, when CAT receives royalties on product sales under its various licences and collaboration agreements, direct costs will also include royalties payable to Medical Research Council and other licensors.

Operating expenses for the 2001 financial year were (Pounds)27.8 million compared with (Pounds)20.6 million in the 2000 financial year and (Pounds)16.3 million in the 1999 financial year, reflecting the increasing scale and complexity of CAT's activities.

Staff numbers rose over the 2001 financial year from 180 to 247 (the average over the year was 224). There was a credit during the 2001 financial year of (Pounds)0.2 million for employer's National Insurance payable on the exercise of certain options granted in December 1999, compared with a charge of (Pounds)0.5 million in the 2000 financial year. The charge for the cost of shares to be allocated under employee share schemes was (Pounds)0.6 million in the 2001 financial year compared with (Pounds)0.5 million in the 2000 financial year and (Pounds)0.2 million in the 1999 financial year.

Research and development expenses increased to (Pounds)21.4 million in the 2001 financial year from (Pounds)15.7 million in the 2000 financial year and (Pounds)13.6 million in the 1999 financial year. The increases reflect an increase in the scale of CAT's activities, research and development staff numbers increasing from 122 at the beginning of the 1999 financial year to 212 at the end of the 2001 financial year, and increased expenditures for laboratory and general supplies. The increase also reflects a commitment to CAT's product development activities and the resulting expenditures with external suppliers on pilot manufacture and clinical trials. Research and development expenditures in the 2000 financial year were also affected by payments of (Pounds)1.1 million for access to intellectual property, primarily to The Burnham Institute and Integra Life Sciences, Stratagene and The Whittier Institute for Diabetes and Endocrinology. Similar payments totalled (Pounds)0.6 million in the 1999 financial year.

General and administrative expenses increased to (Pounds)6.4 million in the 2001 financial year from (Pounds)4.8 million in the 2000 financial year and (Pounds)2.7 million in the 1999 financial year. These expenses include fees relating to patent litigation of (Pounds)2.0 million in the 2001 financial year compared to (Pounds)1.7 million in the 2000 financial year, and to (Pounds)0.3 million in the 1999 financial year. The remaining increases in the 2000 and 2001 financial years were primarily caused by costs associated with increased personnel, larger facilities and more complex operations.

Total depreciation expenses increased from (Pounds)1.6 million in the 1999 financial year to (Pounds)1.8 million in the 2000 financial year and to (Pounds)2.1 million in the 2001 financial year. This reflected a substantial investment in fixed assets in recent years, particularly Cambridge House in Melbourn, the freehold of which was purchased during the 1999 financial year, and the fitting out and equipping of the Franklin Building at Granta Park, Great Abington during the 2001 financial year. Amortisation expenses amounted to (Pounds)0.4 million in each of the 1999, 2000 and 2001 financial years reflecting the amortisation of the Aptein patents.

Net interest income increased to (Pounds)9.3 million in the 2001 financial year from (Pounds)5.6 million in the 2000 financial year and (Pounds)1.8 million in the 1999 financial year. Average balances of investments in liquid resources decreased during the 1999 financial year as cash was consumed by operating activities. In the 2000 and 2001 financial years, cash and investments in liquid resources increased due to ordinary share issues in connection with strategic collaborations in December 1999, April 2000 and October 2000 and a share offering in April 2000. These resulted in increased interest income during those periods. Except for immaterial amounts of interest paid under car leases, CAT has not expended any interest for borrowed money in any of the periods.

Liquidity and capital resources

During the 2001, 2000 and 1999 financial years, CAT's net cash used by operating activities was (Pounds)19.2 million, (Pounds)3.6 million and (Pounds)11.2 million respectively, in each case resulting principally from operating losses, offset by depreciation and amortisation. In the 2000 financial year, operating losses were also offset by increases in deferred income resulting from income received during that year which will be recognised as turnover in future periods.

CAT made capital expenditures of (Pounds)3.8 million, (Pounds)1.0 million and (Pounds)2.7 million in the 2001, 2000 and 1999 financial years, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invests in office and administrative facilities. The decrease in capital expenditures from the 1999 financial year to the 2000 financial year primarily resulted from the final stages of the refurbishment, fitting out and equipping of 23,000 sq ft of additional specialist laboratory and office facilities at Cambridge House which took place during the 1999 financial year, including the purchase of the freehold. The increase in capital expenditures from the 2000 financial year to the 2001 financial year primarily resulted from the fitting out and equipping of 20,000 sq ft of specialist laboratory and office facilities at the Franklin Building.

CAT's net cash inflow from financing activities during the 2001, 2000 and 1999 financial years was (Pounds)15.4 million, (Pounds)132.3 million and (Pounds)0.5 million respectively, in each case primarily resulting from the issue of ordinary shares. During the 2001 financial year,

CAT completed one significant financing transaction: in October 2000, CAT issued 307,982 ordinary shares to Genzyme for US$20 million (or approximately (Pounds)13.4 million net of expenses) in connection with a strategic collaboration.

As at 30 September 2001, CAT had net current assets of (Pounds)153.4 million. CAT does not currently borrow to finance its operations. CAT's creditors at the end of the 2001 financial year included a total of (Pounds)11.0 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in the 2000 financial year was (Pounds)11.4 million.

CAT has incurred net losses of (Pounds)11.8 million, (Pounds)8.3 million and (Pounds)12.4 million in each of the 2001, 2000 and 1999 financial years respectively. As at 30 September 2001 CAT had an accumulated loss of (Pounds)56.0 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

CAT expects to incur additional losses for a number of future years as a result of its expenditures on research and product development. This will result in substantial losses and cash outflows for several years. CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business.

As at 30 September 2001, CAT had cash and marketable securities of approximately (Pounds)156.8 million. CAT has invested funds that are surplus to its requirements in interest bearing marketable securities.

Financial outlook for 2002

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into in this and prior periods, are expected to be in the range of (Pounds)6 to (Pounds)7 million for the 2002 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing arrangements.

A further significant increase in operating costs is expected over the level in the second half of the 2001 financial year. This reflects in particular additional spending on clinical trials and further increases in staff and infrastructure costs. Staff numbers are expected to increase to approximately 300 during the 2002 financial year.

Capital expenditure over the year is expected to be above last year's level, in particular because of the anticipated spend on CAT's further new facilities at Granta Park. Total expenditure is expected to be of the order of (Pounds)10 million.

It is anticipated that CAT's net cash burn rate for the current year, taking account of expected revenues, will be in the range (Pounds)2.5 to (Pounds)3.0 million per month.

Future reporting

The Group will, with effect from the 2002 financial year, report financial results and issue a review of operations on a quarterly basis. The reports for the first and third quarters will be made available as a press release and through CAT's web site. For the half year the Group will continue its customary practice of additionally posting a printed statement to all shareholders.

Board of Directors

Professor Peter Garland
MA MB PhD FRSE CBE (67)
Non-Executive Chairman
Appointed to the Board of CAT in 1990, Peter Garland became Chairman in September 1995. Peter was CEO of the Institute of Cancer Research until 1999 where he subsequently completed his Leverhulme Emeritus Fellowship. During his career he held a number of senior academic and industrial posts including Professor of Biochemistry at the University of Dundee, Principle Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999, he was awarded the CBE for his services to cancer research and biotechnology.

David Chiswell BSc PhD (48)
Chief Executive Officer
A founder of CAT, David Chiswell has been responsible for the operational management of CAT from its inception. David joined the Board in December 1995 and took on the role of CEO in 1996. Prior to this, he spent nine years at Amersham International plc where his main responsibilities included product development and research management. His research experience was gained at the Medical Research Council (MRC) Institute of Virology, Glasgow, the Department of Immunology and Microbiology, UCLA, California and the Department of Tumour Virology, Imperial Cancer Research Fund (ICRF), London. David has recently been elected to serve on the Board of the Biotechnology Industry Organization's `Emerging Companies Section' Governing Body for 2001-2002.

Kevin Johnson BSc PhD FRSA (41)
Chief Technology Officer
Having joined CAT in 1990, Kevin Johnson was appointed to the Board in July 1997. In 2000, Kevin became Chief Technology Officer responsible for exploitation and development of CAT's technology platforms. Previously, he held positions in the Company as Research Director, Vice President Research and Head of Research. Prior to 1990, he was a fellow of the University of Melbourne, Australia and a John Lucas Walker Senior Student at the University of Cambridge, where he originally gained his PhD.

John Aston MA ACA (47)
Finance Director
John Aston joined the Board as Finance Director in September 1996 and subsequently saw CAT through a successful flotation in March 1997. Previously, John was a Director in corporate finance with J Henry Schroder & Co Ltd. He qualified as a chartered accountant with Price Waterhouse and also worked at the British Technology Group.

David Glover
MA MB BChir MRCP FFPM (49)
Medical Director
David Glover joined the Company in June 1994 as Vice President Medical Development and was promoted to the Board in July 1997. Since 1984, David has gained ten years' experience as a Medical Director at Schering Plough Ltd and as a clinical research physician and then Director of Medical Affairs at Merck Sharp and Dohme Ltd. He has broad expertise in drug development, regulatory affairs, clinical research and medical marketing. Prior to 1984, he held a series of hospital positions in general medicine and cardiology including a clinical research fellowship at the University of Birmingham. In September 2001, David was co-opted onto the Board of Management of the ABPI (Association of the British Pharmaceutical Industry).

Professor Uwe Bicker MD PhD (56)
Non-Executive Director .
Uwe Bicker joined the Board of CAT in February 1999. Uwe is the Chairman of Dade Behring Holdings Inc and a board member of Aventis Research & Technologies AG. He is also Chairman of the Advisory Board of Scil Technology Holdings and a member of the Board of Philipps University, Germany. Previously, he was a member of the executive board of Boehringer Mannheim (now Roche), a member of the executive board of Behringwerke AG and a member of the executive board of HoechstMarionRoussell. He is a qualified physician, holds doctorates in medicine and chemistry, and is a professor at the Medical School of the University of Heidelberg, Germany.

James Foght PhD MS BS (65)
Non-Executive Director .
James Foght has been on the Board of CAT since 1996. Jim is currently Managing Director of Vector Securities International LLC. He was President and co-founder of Vector Securities International Inc, which was acquired by Prudential Insurance Company, US in 1999. He has considerable experience of the pharmaceutical and diagnostic industries having spent 23 years with El du Pont de Nemours, France in management and research, then latterly as Managing Director of DuPont, UK. He also serves on the Board of Directors of Avocet Medical Inc.

Paul Nicholson MB BS FFPM (64)
Non-Executive Director .
Paul Nicholson was appointed to the Board of CAT in February 1999. Paul is a qualified physician, with extensive experience of the pharmaceutical industry. Most recently he was Senior Vice President of Worldwide Development at SmithKline Beecham, a post from which he retired at the end of 1998. Prior to this, he held senior positions at Monsanto, Hoechst and Sterling Winthrop. He serves as Board Director for a number of bioscience companies.

Professor Sir Aaron Klug
OM PRS ScD HonFRCP HonFRCPath
Nobel Laureate (1982) (75)
Non-Executive Director
Sir Aaron Klug has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, Sir Aaron was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology also in Cambridge. He continues to lead an MRC research group on the regulation of gene expression. He is a Foreign Associate of the US Academy of National Science and a past President of the Royal Society.

John Stocker
AO MB BS BMedSc PhD FRACP (56)
Non-Executive Director
John Stocker was appointed to the Board of CAT in March 1995. John is Chairman of the Sigma Company Ltd and a director of Telstra Corporation Ltd, Nufarm Ltd and Circadian Technologies Pty Ltd, all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. He is also Chairman of CAT's Scientific Advisory Board.

Senior Executives

Daily management of the group is the responsibility of the Executive Group, comprising the executive directors and the following members of the senior management team:

Jason Avery BSc
Senior Vice-President Business Alliances
Jason Avery joined CAT in September 1996. Prior to this, Jason was with Ernst & Young in Palo Alto, California, where he advised and assisted companies with corporate finance and business development. He had previously also established and developed Ernst & Young's UK Life Sciences Corporate Finance and Advisory practice.

Nigel Burns BSc PhD
Senior Vice President Pre-Clinical
Development
Nigel Burns joined CAT in October 1997. Previously, Nigel was with British Biotech where he headed the Process Technology Division and played a significant role in developing their biotechnology-based products. Prior to this, he held scholarships at the Central Drug Research Institute, Lucknow, India and at the Californian Institute of Technology.

Diane Mellett LLB JD
General Counsel
Diane Mellett joined CAT in October 1997. Prior to this, Diane was with a US law firm, Sonnenschein. Diane previously qualified as a solicitor in London in 1986 before moving to Sonnenschein in Chicago and then later returned to become a founding member of their UK office. She is also qualified as a US attorney admitted to the Illinois Bar.

Alex Duncan BSc PhD
Vice President Drug Discovery
Alex Duncan has been with CAT since 1994. Prior to his appointment as Vice President Drug Discovery, Alex held the position of Head of Antibody Engineering. Before joining CAT, he was a Research Fellow at the University of California and, prior to that, a Lucille P Markey Visiting Fellow also at the University of California. In addition, he is an MRC graduate from the Laboratory of Molecular Biology in Cambridge.

Scientific Advisory Board

During the year, members of the Scientific Advisory Board were:

Dr John Stocker
AO MB BS BMedSc PhD FRACP
Chairman of the Scientific Advisory Board and Non-Executive Director of CAT.

Dr David Clough BSc PhD
Director of Research, Roche Discovery Welwyn.

Professor Jon Cohen
FRCP FRCPath FRCPE
Professor of Infectious Diseases, Imperial College School of Medicine, Hammersmith Hospital, London.

Professor Douglas Fearon MD FRCP
Wellcome Trust Professor of Medicine, University of Cambridge.

Professor Sir Aaron Klug
OM PRS ScD HonFRCP
HonFRCPath Nobel Laureate (1982)
Non-Executive Director of CAT

Dr Cesar Milstein
CH FRS HonFRCPath
Nobel Laureate (1984)
Formerly Deputy Director of the Laboratory of Molecular Biology, Cambridge.

Dr Michael Neuberger FRS
Senior staff member of the Laboratory of Molecular Biology, Cambridge.

Dr Hugh Pelham FRS
Head of Cell Biology at the Laboratory of Molecular Biology, Cambridge

Professor Sir Keith Peters
FRS FRCP FRCPath
Regius Professor of Physic, University of Cambridge

Directors' Report

The Directors present their Annual Report on the affairs of the Group, together with the financial statements and auditors' report, for the year ended 30 September 2001.

Principal activity

The principal activity of the Group continues to be research, development and exploitation of products in the field of molecular engineering. A review of current operations and expected future developments is given on pages 1 to 19.

Results and dividends

The Group's retained loss for the year amounted to (Pounds)11,771,000 (2000, as restated - loss (Pounds)8,289,000, 1999, as restated - loss (Pounds)12,365,000) and will be transferred to the profit and loss reserve. The Directors do not recommend the payment of a dividend.

As the Group is involved in the early stages of developing biopharmaceutical products, it is unlikely that dividends will be paid for a number of years.

Supplier payment policy

The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. The Group's trade creditors at the year end were equivalent to 12 days of purchases (2000 - 32), based on an average over the year.

Directors

The Directors, all of whom served throughout the year, are as follows:

Executive         Non-Executive
J C Aston         U Bicker
D J Chiswell      J L Foght
D R Glover        P B Garland
K S Johnson       Sir Aaron Klug
                  P A Nicholson
                  J W Stocker

Details of Directors' interests in, and options over, the share capital of the Company and a description of the share schemes operated by the Company are given in the Remuneration Report on pages 25 to 28.

Substantial shareholdings

On 26 November 2001 the Company had been notified, in accordance with Section 198 to 208 of the Companies Act 1985, of the following interests of 3% or more in the ordinary share capital of the Company:

                                                       Percentage    Percentage
                                                        of issued     of issued
                                Number       Number         share         share
                             of shares    of shares       capital       capital
                            26.11.2001   27.11.2000    26.11.2001    27.11.2000
FMR Corp., Fidelity
International Ltd and
Edward Johnson(i)            3,874,817    2,187,503         10.93           6.3
Human Genome
Sciences Inc.                1,670,000    1,670,000          4.71           4.8
Oracle Partners L.P.(i)      1,246,445    1,369,945          3.52           3.9
Capital Group Inc.(i)        1,065,004         (ii)          3.00          (ii)
Janus Capital
Corporation(i)                   (iii)    2,771,637         (iii)           7.9
Searle Belgium SA/NV             (iii)    1,870,837         (iii)           5.3

(i) Includes interests of associated funds or funds managed.
(ii) No interest notified.
(iii) No longer a notifiable interest.

US shareholdings

To the best of the Directors' knowledge US shareholders hold approximately 29% of the issued share capital of the Company.

Employees

The Group places considerable value on the involvement of its employees and continues to keep them informed on matters affecting them as employees and on the various factors affecting CAT's performance. This is achieved through both formal and informal meetings. All employees are eligible for the grant of options and, after a qualifying period of service, participation in the All-Employee Share Ownership Plan. Details of these arrangements are given in the Remuneration Report.

CAT is committed to providing equal opportunities. It is CAT's policy to treat all applicants for employment and all employees in the same way regardless of their sex, marital status, race, colour, nationality, ethnic or national origin, age, sexual orientation, disabilities or any other form of discrimination. The policy applies at all times and influences the way colleagues, clients, suppliers and business contacts are treated. The policy impacts on recruitment and selection, training and development, career opportunities, terms and conditions of employment, remuneration and reward, and underpins all other employment policies and procedures.

Health, safety and environmental issues (`HSE')

The Group is committed to upholding the highest standards of health and safety and environmental protection for the benefit of its employees, the public at large and the environment. Good HSE performance is considered essential for CAT's continued business success and underpins every aspect of the Company's decision making processes.

CAT aims to eliminate accidents and occupational related ill-health by comprehensively managing risk, reducing hazards and providing appropriate instruction and training.

CAT has a written environmental policy, and in collaboration with it's professional advisers, is constantly seeking to reduce the environmental impact of its activities to a minimum.

Charitable donations

During the year the Group made charitable donations of (Pounds)935 (2000 - (Pounds)466, 1999 - (Pounds)850). There were no political contributions (2000 and 1999 - none).

Litigation

A full report on the litigation in which the Group is currently involved is given in note 26 to the Financial Statements.

Annual General Meeting

Notice of the Annual General Meeting and explanatory notes on the proposed resolutions are given in a separate notice to shareholders.

Auditors

The Directors will place a resolution before the Annual General Meeting to reappoint Arthur Andersen as auditors for the forthcoming year.

By order of the Board

Diane Mellett
Secretary
26 November 2001

Remuneration Report

The Board presents its annual report on the remuneration policies and practice of the Group.

Although the Remuneration Committee is delegated the responsibility of dealing with executive remuneration, its recommendations are presented to the full Board for approval. However, no Executive Director votes on any aspect of executive remuneration.

The members of the Remuneration Committee are P A Nicholson (Chairman), U Bicker and J L Foght.

Best practice

The Group has complied during the year with Section 1B `Directors' Remuneration' of the provisions of the Combined Code and with Schedules A and B to the Combined Code.

Executive Directors

Objective The objective is to develop remuneration packages which enable the Group to attract and retain Executive Directors of the necessary calibre to run the Company successfully. Such packages include incentives designed to motivate individuals to perform at the highest level and to advance the interests of the shareholders both in the short and longer term by the achievement of the strategic objectives of the Group.

Remuneration policy

Basic salary To date salaries have been reviewed annually with effect from 1 October. Henceforward the review will take place with effect from 1 January and for the current financial year only an interim review to reflect the effects of wage and price inflation will take place on 1 July. In determining the appropriate salary the Committee considers the abilities and experience of the individual, and the requirement to attract, retain and motivate persons of the required quality whilst avoiding paying more than is necessary for that purpose. The Committee also gives consideration to independent comparator information for companies in the same and similar industry sectors, taking account of relative performance.

The Committee also has regard to pay and conditions for all employees, particularly when considering salary increases.

Performance-related remuneration Executive Directors are eligible for performance-related remuneration based on the attainment of specific performance criteria which are established annually at the commencement of the financial year. The criteria are divided between corporate and individual objectives (except for the Chief Executive whose objectives are solely corporate). The criteria are intended to be stretching and are structured to encourage and reward high levels of achievement consistent with the interests of shareholders. Performance-related remuneration was payable to a maximum of 45% of basic salary.

Benefits These principally comprised the provision of a car allowance and private medical insurance which is payable or reimbursed to a maximum of (Pounds)924 per annum. For the current and future financial years, the car allowance has been subsumed into basic salary.

Options These may be granted if considered appropriate. During the year the Executive Directors did not receive any options. Any exercise of options is subject to the attainment of an objective performance criterion.

Pensions The Group contributes 10% of basic salary to a personal pension scheme (which are defined contribution arrangements) in the name of each Director. Directors may at their discretion make additional contributions up to limits defined by the Inland Revenue.

Non-Executive Directors

Fees payable to Non-Executive Directors are determined by the Board. However, individual Non-Executive Directors do not determine their own fees. Non-Executive Directors have the option of taking part of their remuneration in Company shares. The Chairman's fees increased from (Pounds)40,000 to (Pounds)50,000 on 1 April 2001, giving a total for the year of (Pounds)45,000, of which (Pounds)11,250 may be taken in shares. The fees of the other Non-Executive Directors increased from (Pounds)20,000 to (Pounds)22,000 on the same date, giving a total for the year of (Pounds)21,000, of which (Pounds)5,250 may be taken in shares. All Non-Executive Directors have committed to take their maximum entitlement of shares. The shares are issued at the average market price for the three days following the announcement of final results for the year. During the period J W Stocker received additional Directors' fees of (Pounds)12,000 for his services as Chairman of the Scientific Advisory Board. Sir Aaron Klug received additional consultancy fees of (Pounds)5,000 for his services as a member of the Scientific Advisory Board.

As at 1 October 2000 J W Stocker held options to subscribe for shares in the Company which have subsequently been exercised. The options were granted when the Group was privately owned. The Board did not consider that the holding of the options affected his independence. None of the Company's Non-Executive Directors participate in the Group's current share option schemes.

Notice periods

The service contracts are terminable by either party with a notice period of one year for Executive Directors and six months for Non-Executive Directors.

In addition, Directors appointed by the Board must present themselves for re-election at the first General Meeting following their appointment and all Directors must submit themselves for re-election at least once every three years.

Directors' emoluments
The emoluments of the Directors who served during the year were as follows:

                                                    Performance-                                Pension          Pension
                             Fees/basic     Taxable      related        Total        Total contributions   contributions
                                 salary    benefits remuneration         2001         2000          2001            2000
                           (Pounds)'000 (Pounds)'000(Pounds)'000 (Pounds)'000 (Pounds)'000  (Pounds)'000    (Pounds)'000
Executive Directors
J C Aston                         130.0         11.9        41.2        183.1        159.7          13.0            11.5
D J Chiswell                      195.0         11.9        58.4        265.3        221.6          19.5            15.5
D R Glover                        130.0         11.9        40.0        181.9        156.0          13.0            11.5
K S Johnson                       130.0         11.9        37.1        179.0        159.3          13.0            11.5
Non-Executive Directors
U Bicker                           21.0            -           -         21.0         20.0             -               -
J L Foght                          21.0            -           -         21.0         20.0             -               -
P B Garland                        45.0          0.4           -         45.4         40.5             -               -
Sir Aaron Klug                     21.0          0.1           -         21.1         20.0             -               -
P A Nicholson                      21.0          2.2           -         23.2         20.2             -               -
J W Stocker                        33.0            -           -         33.0         32.0             -               -
Aggregate emoluments              747.0         50.3       176.7        974.0                       58.5
2000 total                        652.0         48.0       149.3                     849.3                          50.0

Share participation schemes

Objectives The Board believes that share participation schemes are an important element in attracting, rewarding and motivating the Group's employees at all levels and aligning their interests with those of the shareholders. All employees of the Group participate in the Company Share Option Plan and all are eligible to join the All-Employee Share Ownership Plan (after an initial period of service). The Staff Share Scheme, which was replaced by the All-Employee Share Ownership Plan has been discontinued.

Old share option schemes Cambridge Antibody Technology Limited ('CAT Limited') previously operated two unapproved share option schemes and one Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and Non-Executive Directors. These schemes were closed prior to flotation. Options under these schemes have either been exchanged for equivalent options over the shares of the Company or the option holders have entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company.

The tabulation of options in this report and in the notes to the financial statements reflect the effective numbers and exercise prices of options over shares in the Company. Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. The effect of these linked options is to provide a choice of two alternative schemes under which options can be exercised. Where relevant, pairs of linked options are counted as a single option.

Directors' share options

                                                                 At 30
                            At 1 October                     September  Exercise    Earliest      Latest
                                   2000   Granted Exercised       2001     price        date        date
Director                         Number    Number    Number     Number  (Pounds) exercisable exercisable
J C Aston                (i)    125,000         -  (10,000)    115,000      3.00      4/9/99      3/9/06
                        (ii)      9,000         -        -       9,000      5.00    19/12/00    18/12/04
                        (ii)      9,964         -        -       9,964      2.42    27/11/01    26/11/05
                        (ii)     55,019         -        -      55,019      2.87     3/12/02     2/12/06
D J Chiswell                    150,000         -        -     150,000      3.00    16/12/99    15/12/03
                        (ii)     16,116         -        -      16,116      2.42    27/11/01    26/11/05
                        (ii)     74,155         -        -      74,155      2.87     3/12/02     2/12/06
D R Glover               (i)      5,000         -   (5,000)          -      1.28     24/4/98     27/4/05
                                 25,000         -  (25,000)          -      3.00      4/9/99      3/9/06
                        (ii)     15,000         -        -      15,000      5.00    19/12/00    18/12/04
                        (ii)     29,964         -        -      29,964      2.42    27/11/01    26/11/05
                        (ii)     55,019         -        -      55,019      2.87     3/12/02     2/12/06
K S Johnson              (i)     15,758         -  (15,758)          -      3.00      4/9/99      3/9/06
                        (ii)     15,000         -        -      15,000      5.00    19/12/00    18/12/04
                        (ii)     28,324         -        -      28,324      2.42    27/11/01    26/11/05
                        (ii)     55,019         -        -      55,019      2.87     3/12/02     2/12/06
J W Stocker                      75,000         -  (75,000)          -      1.28     28/4/98     27/4/05
                                758,338         - (130,758)    627,580

Notes
(i) Includes linked options.
(ii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Company Share Option Plan In 1997 the Company established the Company Share Option Plan (`CSOP') which consists of two parts. The CSOP part A is Inland Revenue approved and the CSOP Part B is unapproved. All employees of the Group, including Executive Directors, are eligible for the grant of options under these schemes. Options granted under part A are subject to limits set by the Inland Revenue and the balance is granted under part B. The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of an objective performance criterion determined by the Remuneration Committee.

Under the current CSOP rules individuals may be granted options over shares with a value of up to four times annual remuneration (which would include any cash bonuses) in any rolling ten year period. This limit was set in 1997 reflecting prevailing market practice and the requirements of guidelines set by institutional investors. The Board desires that the Group's remuneration arrangements keep pace with developments in the Group and the marketplace, and reflect guidelines currently set by institutional investors. Accordingly, it is now proposed to amend the rules of the CSOP to replace the existing limit with a new limit such that in any one year options can be granted over shares with a maximum value of up to two times annual salary.

If this change to the rules of the CSOP is adopted then the Remuneration Committee intends to introduce in addition to the existing performance condition another more demanding performance condition for option grants in excess of 1.5 times annual salary. For such grants the number of options which become exercisable will be determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for CAT exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example, if CAT's TSR in the relevant period exceeds the TSR for the FTSE All Share Index by 33% all the options in excess of 1.5 times salary will become exercisable. Conversely if the TSR in the relevant period does not exceed the FTSE All Share Index no options in excess of 1.5 times salary will become exercisable. The number of options that will become exercisable for performance between the two points will be determined by a linear sliding scale. The proposed change to the CSOP will be set out and explained in a separate resolution and will be subject to shareholder approval at the forthcoming AGM.

                                                     Market price       Gain on
                                            Date of   on exercise      exercise
Exercise of options                        exercise      (Pounds)  (Pounds)'000
J C Aston                                   8/12/00         34.62         316.2
D R Glover                                  21/2/01         32.00         878.6
K S Johnson                                 21/2/01         32.00         457.0
J W Stocker                                 8/12/00         34.62       2,500.5

The closing market price of the ordinary shares in the Company at 30 September 2001 was (Pounds)13.90 and the range during the year was (Pounds)8.70 to (Pounds)43.88.

All-Employee Share Ownership Plan The Company has established an Inland Revenue approved All-Employee Share Ownership Plan (`AESOP') which complies with the Finance Act 2000. All of CAT's employees and Executive Directors employed on 1 April in the relevant financial year are eligible to participate. The AESOP has three elements: free shares, partnership shares and matching shares. Free shares can be appropriated to employees up to a maximum market value of (Pounds)3,000 per employee per year. The shares are offered on similar terms to all eligible employees and may include a performance related element. Partnership shares may be purchased by employees out of their pre-tax salary up to (Pounds)1,500 (or 10% of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. The current ratio for partnership to matching shares is 1:1. Under the Scheme rules however, the Directors have the discretion to change this ratio as and when they see fit. The free shares and matching shares will be forfeited if the employee leaves the Group within 12 months of the date of grant.

On 8 December 2000 90 free shares were allocated to each of 147 eligible employees including Executive Directors.

Highest paid Director

J W Stocker was the highest paid Director. His aggregate remuneration comprised a notional gain on exercise of share options of (Pounds)2,500,500 and other emoluments of (Pounds)33,000, giving a total of (Pounds)2,533,500 (2000 - K S Johnson (Pounds)2,410,500, including a gain of (Pounds)2,251,200).

The notional gain is calculated using the market price on the date of exercise and does not allow for any subsequent price fluctuations.

Directors' shareholdings

The Directors who held office during the year had the following beneficial interests in the shares of the Company at 30 September 2001:

                                                Ordinary      Ordinary
                                                  shares        shares
                                                    2001          2000
                                                  Number        Number
J C Aston                                         12,579         2,489
D J Chiswell                                     476,217       476,127
D R Glover                                        10,417         9,327
K S Johnson                                       63,717        63,627
U Bicker                                           2,151         1,988
J L Foght                                          2,811             -
P B Garland                                       41,166        49,506
Sir Aaron Klug                                    28,220        28,057
P A Nicholson                                      4,434         4,271
J W Stocker                                       78,292         3,129

The interests have remained unchanged since the year end.

By order of the Board

Diane Mellett
Secretary
26 November 2001

Corporate Governance

The Combined Code

The Board is committed to the highest standards of corporate governance and is accountable to shareholders for the good governance of the affairs of the Group. In accordance with the Combined Code on Principles of Good Governance and Code of Best Practice (`the Combined Code') the Board must report to shareholders:

 . how the principles of good governance set out in the Combined Code are applied; and

 . that the Group complies with the best practice provisions set out in the Combined Code, or where it does not, provide an explanation.

The Board of Directors

The Board of Directors currently consists of four Executive Directors and six independent Non-Executive Directors. Their biographies are set out on pages 20 and 21. The Board meets formally six times a year and there is frequent contact between meetings as is required to further the Group's business. The Board's duties are to (inter alia):

 . determine and monitor group strategy (business, commercial and scientific) and its implementation;

 . maintain and review a sound system of internal control to safeguard shareholders' investments and the Group's assets;

 . consider and approve annual and interim financial statements, including the associated review of the position and prospects of the Group;

 . approve and monitor progress against annual budgets and working capital forecasts; and

 . consider and approve major projects or other commitments of resources and any substantial transactions.

The roles of Chairman and Chief Executive Officer are respectively to run the Board and to take executive responsibility for running the Group's business. Accordingly these offices are separate.

All Directors bring independent judgement to bear on matters of strategy, resources, performance and standards of conduct and appropriate training is made available to Directors to assist them in the discharge of their duties as required. To enable them to fulfil their duties all Directors receive detailed monthly reports on the current and prospective activities of the Group and have full and timely access to any other relevant information they may require.

All Directors also have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole. Non-Executive Directors may, at the Group's expense, seek independent legal advice on any matter relating to the discharge of their duties.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that actions proposed by the Executive Directors are critically examined and thoroughly discussed. The Non-Executive Directors therefore fulfil a vital role in corporate accountability. The Board considers that all of the Non-Executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement.

P A Nicholson is the Senior Independent Non-Executive Director, other than the Chairman, to whom any relevant concerns may be addressed.

The remits and memberships of all Board Committees are set out below.

The Audit Committee

The Audit Committee consists of three Non-Executive Directors, currently J L Foght (Chairman), U Bicker and P A Nicholson. The Committee meets as appropriate (but not less than twice a year) to:

 . monitor and make recommendations on the relationship with the external auditors including the nature and scope of the audit and any matters arising;

 . review the annual report and interim financial statements before submission to the Board, including a consideration of the accounting policies adopted and any significant areas of judgement;

 . monitor compliance with statutory and Financial Services Authority requirements for financial reporting; and

 . monitor the system of internal control maintained by the Group to safeguard shareholders' investments and the Group's assets.

Provision is made for the Committee to meet at least once a year with the external auditors in the absence of the Group's executive management.

The Audit Committee will also give periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of the Group, such a function is not currently considered necessary.

The Remuneration Committee

The Remuneration Committee consists of three Non-Executive Directors, currently P A Nicholson (Chairman), U Bicker and J L Foght. The Committee meets when required (as determined by its members) to:

 . make recommendations to the Board on the framework of executive remuneration in accordance with current best practice;

 . determine the remuneration of the Group's Executive Directors on behalf of the Board;

 . maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and

 . determine policy and practice in relation to equity participation schemes.

The remuneration of the Non-Executive Directors is determined by the Board as a whole. No Director votes on his own remuneration. The Committee submits an annual report to the Board which in turn reports to the shareholders. The Remuneration Report is included on pages 25 to 28 and includes further explanation as to how relevant principles of the Combined Code are applied and the extent to which relevant provisions are complied with.

The Nominations Committee

The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Directors of the Company and meets as and when circumstances dictate. Currently the Committee consists of P B Garland (Chairman), D J Chiswell, J C Aston and P A Nicholson although any Director is entitled to attend meetings. Candidates are considered by the full Board before appointment.

The Scientific Advisory Board

The role of the Scientific Advisory Board is to assist the Group with the assessment of its existing and potential technologies and research and development programmes and to provide scientific advice to executive management and the Board. The composition of the Scientific Advisory Board, which includes two Non-Executive Directors, is given on page 22.

The Executive Group

Operational decision making is delegated to the Executive Group, which is a committee consisting of the Executive Directors and the senior executives whose biographies appear on page 22.

Internal control

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by the Group. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders' investments and the Group's assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group. Identification and evaluation of risks is an integral part of the Board's business planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation.

The Board continuously reviews the effectiveness of the Group's system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management and in-depth review and follow up of any weaknesses identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors and undertakes a periodic review to consider the need to establish an internal audit function.

In addition, the Board has undertaken a specific review to evaluate the effectiveness of the process of identifying and evaluating the effectiveness of internal controls to support a statement of compliance. The review covered all controls including financial, operational and risk management controls and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or of other losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

A summary of some of the key risks which are inherent in the Group's business is given on pages 63 to 65.

Key features of the internal control system that operated throughout the period covered by the financial statements are as follows:

The composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters. The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability. The management of the Group actively promotes the values of integrity and professionalism and the maintenance of high ethical standards. Key risk areas are reviewed regularly by executive management and the Board.

The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of Group strategy. Detailed reports covering all material areas of operations are prepared monthly which include an analysis of variances to plan. The Board monitors the activities of the Group at a strategic level through the reports on current activities and plans. Executive management regularly monitor financial and operational performance in detail and take any necessary corrective action.

Detailed policies and procedures have been established covering all significant areas. They feature documented approval subject to limits of authority. Any major expenditure or commitment of resources must be approved by the Board. Certain areas of the Groups' activities are subject to specific regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group's success, specific resources is devoted to ensuring such regulations are adhered to and to addressing any matters arising from regulatory examinations.

The Group's liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Board as to maturity and credit exposure to any single institution. Further detail is given in note 16 of the financial statements.

The Audit Committee reviews the operation and effectiveness of this framework on a regular basis.

Communication with shareholders

The Board attaches a high priority to effective communication with shareholders. The Annual Report and half year Interim Report are sent to all shareholders. The Company meets regularly with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the AGM. Shareholders may also contact the Communications team at any time during the year. Contact details are provided on page 72. In addition, the Company has established a website (www.cambridgeantibody.com) to provide additional background information and access to news releases issued by the Group.

At the forthcoming AGM, resolutions will be proposed to bring the Articles of Association in line with recent legislative changes in order that shareholders will be able to cast proxy votes and receive shareholder information (such as the Annual Report and Accounts and the Notice of General Meetings) electronically via the internet if they elect to do so.

Statement of compliance

Having considered the provisions of the Combined Code, the Board believes that the Company's practices for the year complied with the best practice provisions of Section 1 the Combined Code except that P B Garland (who is up for re-election at the next Annual General Meeting of the Company) has not been re-elected since 1997. It is the intention of the Company that all the Directors should be re-elected at regular intervals and at least every three years.

P B Garland and Sir Aaron Klug have both served on the Board for longer than nine years. The Board is of the view however that both these Directors are able to bring a high level of scientific and commercial expertise as well as a substantial degree of credibility and professionalism to the Group and are therefore satisfied that the Non-executive Directors exercise independent judgement and are independent of management.

Compliance with the BioIndustry Association (BIA) Code of Best Practice

The BIA, of which CAT is a member, adopted a code of best practice on 20 October 1999 (the BIA Code). The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company's shares and standards of public announcements. It is intended to operate by reference to the particular circumstances of bio science companies in support of the Combined Code, Principles of Good Governance and Code of Best Practice (the Turnbull Report). Throughout the financial year the Company has complied with the relevant provisions of the BIA Code.

Code of Practice for the Pharmaceutical Industry

The Association of the British Pharmaceutical Industry, of which CAT is a member, publish a Code of Practice. As a Group, efforts are made to comply with the provisions of this Code.

Financial statements, including adoption of going concern basis

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

In preparing the financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report
To the shareholders of Cambridge Antibody Technology Group plc
We have audited the financial statements of Cambridge Antibody Technology Group plc for each of the years ended 30 September 2001, 2000 and 1999 which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, the Statement of Total Recognised Gains and Losses and the related notes numbered 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance Statements reflect the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if they do not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statements, and consider whether it is consistent with the audited financial statements. This other information comprises the information set out on the contents page on the inside front cover of this document. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board, and United States generally accepted auditing standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements (a) give a true and fair view of the state of affairs of the Company and of the Group as at 30 September 2001 and of the Group's loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985; (b) present fairly in all material respects, the consolidated financial position of the Group at 30 September 2001 and 2000 and the consolidated results of operations and cash flows for each of the three years in the period ended 30 September 2001, in conformity with generally accepted accounting principles in the United Kingdom.

Reconciliation to US GAAP
Accounting practices used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net loss and shareholders' equity to United States generally accepted accounting principles is set forth in note 27.

Arthur Andersen
Chartered Accountants and Registered Auditors
Betjeman House
104 Hills Road
Cambridge CB2 1LH
UK
26 November 2001

Consolidated Profit and Loss Account

                                                                                   2000          1999
                                                                               restated      restated
                                                                     2001  (see note 3)  (see note 3)
For the year ended 30 September 2001                  Notes  (Pounds)'000  (Pounds)'000  (Pounds)'000
Turnover                                                  2         7,121         7,018         2,165
Direct costs                                                         (351)         (381)          (81)
Gross profit                                                        6,770         6,637         2,084
Research and development expenses                                 (21,393)      (15,728)      (13,574)
General and administration expenses                                (6,443)       (4,842)       (2,684)
Operating loss                                                    (21,066)      (13,933)      (14,174)
Interest receivable (net)                                 5         9,295         5,644         1,810
Loss on ordinary activities before taxation               4       (11,771)       (8,289)      (12,364)
Taxation on loss on ordinary activities                   7             -             -            (1)
Loss for the financial year                                       (11,771)       (8,289)      (12,365)
Loss per share - basic and fully diluted (pence)          8          33.3p         27.5p         50.9p

The losses for all years arise from continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

                                                                     2001          2000          1999
For the year ended 30 September 2001                         (Pounds)'000  (Pounds)'000  (Pounds)'000
Loss for the financial year                                       (11,771)       (5,161)      (12,731)
Loss on foreign exchange translation                                    1            (7)           (1)
Total recognised losses relating to the year                      (11,770)       (5,168)      (12,732)
Prior year adjustment (as explained in note 3)                     (6,594)
Total recognised losses since last Annual Report
and financial statements                                          (18,364)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

Consolidated Balance Sheet

                                                                                        2000 restated
                                                                            2001       (see  note 3)
At 30 September 2001                                  Notes         (Pounds)'000         (Pounds)'000
Fixed assets
Intangible assets                                         9                4,075                4,448
Tangible fixed assets                                    10                6,642                5,008
                                                                          10,717                9,456
Current assets
Debtors                                                  12                4,940                3,452
Investment in liquid resources                           13              156,228              156,502
Cash at bank and in hand                                                     585                   26
                                                                         161,753              159,980
Creditors
Amounts falling due within one year                      14               (8,335)              (9,627)
Net current assets                                                       153,418              150,353
Total assets less current liabilities                                    164,135              159,809
Creditors
Amounts falling due after more than one year             15               (8,085)              (7,369)
Net assets                                                               156,050              152,440

Capital and reserves
Called-up share capital                                  17                3,546                3,477
Share premium account                                    17              195,017              179,706
Other reserve                                            18               13,451               13,451
Profit and loss account                                  18              (55,964)             (44,194)
Shareholders' funds - all equity                         19              156,050              152,440

The accompanying notes are an integral part of this consolidated balance sheet.

Company Balance Sheet

                                                                            2001                 2000
At 30 September 2001                                  Notes         (Pounds)'000         (Pounds)'000
Fixed assets
Investments                                              11              101,456                6,456
Current assets
Debtors                                                  12                2,922               31,731
Investment in liquid resources                           13              155,303              154,962
Cash at bank and in hand                                                       2                    6
                                                                         158,227              186,699

Creditors
Amounts falling due within one year                      14              (43,395)                 (85)
Net current assets                                                       114,832              186,614
Total assets less current liabilities                                    216,288              193,070
Net assets                                                               216,288              193,070

Capital and reserves
Called-up share capital                                  17                3,546                3,477
Share premium account                                    17              195,017              179,706
Profit and loss account                                  18               17,725                9,887
Shareholders' funds - all equity                                         216,288              193,070

The accompanying notes are an integral part of this Company balance sheet. Signed on behalf of the Board

John Aston
Director
26 November 2001


Consolidated Cash Flow Statement

                                                                     2001          2000          1999
For the year ended 30 September 2001                  Notes  (Pounds)'000  (Pounds)'000  (Pounds)'000
Net cash outflow from operating activities               20       (19,150)       (3,609)      (11,188)
Returns on investments and servicing of finance          21         8,322         4,245         2,100
Taxation                                                 21             -             -            (1)
Capital expenditure and financial investment             21        (3,481)         (974)       (2,672)
Net cash outflow before management of liquid
resources and financing                                           (14,309)         (338)      (11,761)
Management of liquid resources                           21           274      (133,729)        12,051
Financing                                                21        15,380       132,293           535
Increase/(decrease) in cash                              22         1,345        (1,774)          825

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to the Financial Statements

1 Accounting policies
A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report with the exception of the policy for revenue recognition which is now as explained below and the impact of this change is explained in note 3.

Basis of accounting The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc and its subsidiary undertakings, drawn up to 30 September each year.

The acquisition of Cambridge Antibody Technology Limited ('CAT Limited'), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard Number 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method.

The profit for the financial year dealt with in the financial statements of Cambridge Antibody Technology Group plc was (Pounds)7,838,000 (2000 - (Pounds)4,454,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of Cambridge Antibody Technology Group plc.

Goodwill Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. It is amortised over its useful economic life, subject to reviews for impairment where necessary. Goodwill previously written off directly against reserves remains so eliminated.

Turnover Turnover principally consists of income received in the normal course of business from license fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below. In accordance with emerging best practice the Group's accounting policy for some elements of turnover has been revised, and where relevant those revisions are also described.

Licence fees In previous years non-refundable licence fees were recognised when received. Under the revised policy, licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licenced. Under both the previous and revised accounting policy for licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered. The impact of adopting the revised policy on current results and figures reported in prior periods is disclosed in note 3.

Technical milestones During certain research and development programs the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. In previous years non-refundable technical milestones were recognised when received. The revised policy is that such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program. The impact of adopting the revised policy on current results and figures reported in prior periods is disclosed in note 3.

Clinical milestones The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group's proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group's employees working under the direction of the collaborator to further the collaborator's research and development effort. Such contracts are made on the basis of Full Time Equivalent ('FTE') employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Purchased rights Under an agreement with Drug Royalty Corporation ('DRC') the Group received a payment of (Pounds)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group's accounting policy was to credit the payment to income when received. The revised policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. The impact of adopting this revised policy on current results and figures reported in prior years is disclosed in note 3.

Royalties Royalty income is generated by sales of products incorporating the Group's proprietary technology and is recognised when received. The Group has yet to receive any significant royalty payments.

Government grants Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Research and development Research and development expenditure is written off as incurred.

Collaboration arrangements The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Pension costs The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible assets Purchased intangible assets (excluding research and development costs and goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment where necessary. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group's purchased intangible assets comprise certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing these assets for impairment the Directors have considered future cash flows arising.

1 Accounting policies continued
Tangible fixed assets Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 12 years.
Motor vehicles: 33 1/2% per annum.
Office and laboratory equipment: 25% per annum.
Fixtures and fittings: over five years (or the remaining lease term if less).

Investments Fixed asset investments are shown at cost less provision for impairment.

Liquid resources Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant a provision is made such that cost plus accrued interest does not exceed market value.

Foreign currency Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

2 Turnover and loss on ordinary activities before taxation
Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

                                                  2000 restated  1999 restated
                                            2001   (see note 3)   (see note 3)
                                    (Pounds)'000   (Pounds)'000   (Pounds)'000
Total turnover                             9,421          7,018          2,165
Less: intra-group eliminations            (2,300)             -              -
Consolidated turnover                      7,121          7,018          2,165

Consolidated turnover was generated from customers in the following geographical areas:

                                                  2000 restated    1999 restated
                                            2001   (see note 3)     (see note 3)
                                    (Pounds)'000   (Pounds)'000     (Pounds)'000
United Kingdom                                 -            316               80
Europe                                        53          1,104              831
United States of America                   6,969          5,598            1,126
Rest of World                                 99              -              128
                                           7,121          7,018            2,165

Net assets of (Pounds)643,000 (excluding creditors eliminated on consolidation of (Pounds)2,387,000) (2000 - (Pounds)16,000, excluding creditors eliminated on consolidation of (Pounds)87,000) and total assets of (Pounds)643,000 (2000 - (Pounds)16,000) are held in the United States of America.

3 Prior year adjustment

As discussed in note 1 the Group policy for recognising turnover was changed during the year in accordance with emerging best practice. The Directors consider that the revised policy provides a fairer presentation of the results and financial position of the Group because under the revised policy, where a contractual performance is incomplete despite the Group having received non-refundable payments, revenue is only recognised to the extent that the Group has performed its obligations and such performance has resulted in benefits accruing to the customer.

The effects of the change in this accounting policy are summarised below:

                                                                  2001                 2000              1999
                                                          (Pounds)'000         (Pounds)'000      (Pounds)'000
Profit and loss account
Turnover:
Revised accounting policy                                        7,121                7,018             2,165
Previous accounting policy                                       9,595               10,146             1,799
(Increase)/decrease in loss for the
financial year                                                  (2,474)              (3,128)              366
Balance sheet
Creditors:
Amounts falling due within one year -
deferred income                                                 (1,564)              (1,200)             (655)
Amounts falling due after more than
one year - deferred income                                      (7,504)              (5,394)           (2,811)
Decrease in net assets                                          (9,068)              (6,594)           (3,466)

4 Loss on ordinary activities before taxation

                                                                  2001                 2000              1999
                                                          (Pounds)'000         (Pounds)'000      (Pounds)'000
The loss on ordinary activities before taxation is stated after charging
(crediting):
Depreciation and amounts written off
tangible fixed assets:
- owned                                                          2,146                1,808             1,621
- held under hire purchase contracts                                 -                    -                 6
Amortisation of patents                                            373                  374               389
Auditors' remuneration - audit                                      42                   27                25
                       - other                                     149                  219                35
Foreign exchange (gain)/loss                                       (56)                (123)                7
Government grants                                                    -                    -                (2)
Operating lease rentals:
- plant and machinery                                                3                    3                 1
- other operating leases                                           721                  290               275
Allocations under equity participation
schemes                                                            416                  459               203

5 Interest receivable (net)

                                                                  2001                 2000              1999
                                                          (Pounds)'000         (Pounds)'000      (Pounds)'000
Interest receivable                                              9,295                5,644             1,812
Interest payable on hire purchase contracts                          -                    -                (2)
                                                                 9,295                5,644             1,810

6 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

                                                                  2001                 2000              1999
Management and administration                                       32                   22                20
Research and development                                           192                  139               130
                                                                   224                  161               150

                                                          (Pounds)'000         (Pounds)'000      (Pounds)'000
Their aggregate remuneration comprised:
Wages and salaries                                               7,268                5,233             4,565
Social security costs - (credit)/charge
provided on unapproved options                                    (194)                 523                 -
                      - on wages and salaries                      740                  527               460
Other pension costs                                                641                  432               373
                                                                 8,455                6,715             5,398

The Group has made a provision for employer's National Insurance payable on certain options granted under the CSOP Part `B' scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision is being made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. For this purpose the performance period is assumed to be of minimum duration.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at the year end was (Pounds)13.90. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would amount to (Pounds)179,000. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by (Pounds)64,000.

7 Taxation

                                2001                 2000                 1999
                        (Pounds)'000         (Pounds)'000         (Pounds)'000
Overseas taxation                  -                    -                    1

At 30 September 2001 the Group had tax losses of approximately (Pounds)60 million (2000 - (Pounds)36 million, 1999 - (Pounds)31 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to (Pounds)17 million representing such losses has not been recognised.

8 Loss per share

Potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

Loss per ordinary share (basic and fully diluted) is based on the loss for the financial year of (Pounds)11,771,000 (2000, as restated - (Pounds)8,289,000, 1999, as restated - (Pounds)12,365,000) and a weighted average number of ordinary shares of 35,313,260 (2000 - 30,179,818, 1999 - 24,314,191).

9 Intangible assets

                                                                       Patents
Group                                                             (Pounds)'000
Cost:
At 1 October 2000 and at 30 September 2001                               5,265
Depreciation:
At 1 October 2000                                                          817
Charge for the year                                                        373
At 30 September 2001                                                     1,190
Net book value:
At 30 September 2001                                                     4,075
At 30 September 2000                                                     4,448
The Company has no intangible assets.

10 Tangible fixed assets

                                         Freehold
                                         land and   Fixtures and    Laboratory       Office         Motor
                                        buildings       fittings     equipment    equipment      vehicles        Total
Group                                (Pounds)'000   (Pounds)'000  (Pounds)'000 (Pounds)'000  (Pounds)'000 (Pounds)'000
Cost:
At 1 October 2000                             788          3,001         6,157          657             6        10,609
Additions                                       -          1,428         2,004          339            14         3,785
Disposals                                      (3)             -            (2)           -             -            (5)
At 30 September 2001                          785          4,429         8,159          996            20        14,389
Depreciation:
At 1 October 2000                              90          1,473         3,624          412             2         5,601
Charge for the year                            49            565         1,375          154             3         2,146
Eliminated in respect of disposals              -              -             -            -             -             -
At 30 September 2001                          139          2,038         4,999          566             5         7,747
Net book value:
At 30 September 2001                          646          2,391         3,160          430            15         6,642
At 30 September 2000                          698          1,528         2,533          245             4         5,008
The Company has no tangible fixed assets.

11 Fixed asset investments
                                                                         Company
                                                                      Subsidiary
                                                                    undertakings
                                                                    (Pounds)'000
Cost and net book value
At 1 October 2000                                                          6,456
Additions - CAT Limited(i)                                                95,000
At 30 September 2001                                                     101,456

(i) During the year, the Company subscribed for additional new ordinary shares in Cambridge Antibody Technology Limited to provide that company with working capital.

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:


                              Country of incorporation                    Principal           Percentage of
                                         and operation                     activity    ordinary shares held
Cambridge Antibody Technology Limited          England     Research and development                    100%
CAT Group Employees' Trustees Limited          England   Share scheme trust company                    100%
Optein Inc. (trading as Aptein Inc.)               USA     Research and development                    100%
Denzyme ApS                                    Denmark     Research and development                 100%(i)

(i) Held by CAT Limited.

12 Debtors

                                                      Group         Group       Company       Company
                                                       2001          2000          2001          2000
                                               (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
Due within one year:
Trade debtors                                           732           970             -             -
Due from subsidiary undertakings                          -             -            88        29,947
Other debtors                                           386           363           143             3
Prepayments and accrued income                        3,822         2,119         2,691         1,781
                                                      4,940         3,452         2,922        31,731

13 Investment in liquid resources

                                                      Group         Group       Company       Company
                                                       2001          2000          2001          2000
                                               (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
Negotiable securities:
Floating rate note                                   14,285             -        14,285             -
Certificates of deposit                             128,498       132,295       128,498       132,295
Term deposits                                        13,445        24,207        12,520        22,667
                                                    156,228       156,502       155,303       154,962

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 16.

14 Creditors

                                                                    Group
                                                                     2000
                                                      Group      restated       Company       Company
                                                       2001  (see note 3)          2001          2000
                                               (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
Amounts falling due within one year:
Bank overdraft                                          163           949             -             -
Trade creditors                                         727         1,035             -             -
Amounts owed to subsidiary undertakings                   -             -        43,350             -
Taxation and social security                              -           669             -             -
Other creditors                                         534             2             -             -
Accruals                                              3,953         2,924            45            85
Deferred income                                       2,958         4,048             -             -
                                                      8,335         9,627        43,395            85

The bank overdraft comprises payments to suppliers and other third parties which are in the course of presentation.

15 Creditors

                                                                           Group
                                                                            2000
                                                             Group      restated
                                                              2001  (see note 3)
                                                      (Pounds)'000  (Pounds)'000
Amounts falling due after more than one year:
Deferred income                                              8,085         7,369


16 Financial instruments
The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. Other than the investing activities referred to in note 13 the Group does not trade in financial instruments or derivatives. The Group's liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

 . Investments only in freely negotiable instruments or deposit with specified banks and building societies.
 . For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.
 . For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.
 . For the whole fund, a maturity profile which is tailored to the Group's expected cash requirements (as investments are generally held to maturity).
 . No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee review the return made on the Group's funds against benchmark market returns half yearly. The majority of the Group's investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are held to maturity. Declines in interest rates over time will, however, reduce the Group's interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

16 Financial instruments continued

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

                                                                              Financial
                                                                            liabilities
                                                 Fixed rate Floating rate      on which
                                                  financial     financial   no interest
                                                  assets(i)    assets(ii)       is paid         Total
Financial assets and liabilities               (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
At 30 September 2001
Sterling assets/(liabilities)                         8,498       147,731        (1,346)      154,883
United States Dollar assets                               -         1,760             -         1,760
Other assets                                              -             7             -             7
Book value                                            8,498       149,498        (1,346)      156,650
Fair value                                            8,966       151,943        (1,346)      159,563

(i)  Interest rates determined for more than one year.
(ii) Interest rates determined at least once a year.

                                                                              Financial
                                                      Fixed      Floating   liabilities
                                                       rate          rate   on which no
                                                  financial     financial      interest
                                                  assets(i)    assets(ii)       is paid         Total
Financial assets and liabilities               (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
At 30 September 2000
Sterling assets/(liabilities)                        17,597       138,911        (1,418)      155,090
United States Dollar assets                               -           485             -           485
Other assets                                              -             4             -             4
Book value                                           17,597       139,400        (1,418)      155,579
Fair value                                           17,526       141,131        (1,418)      157,239

(i)  Interest rates determined for more than one year.
(ii) Interest rates determined at least once a year.

The weighted average return on the fixed rate financial assets was 6.1% (2000 - 6.4%), which was fixed over a weighted average term of 1.5 years (2000 - 1.4 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short-term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

16 Financial instruments continued

Currency exposures At the year end the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

                                                        USD      Sterling         Other         Total
                                               (Pounds)'000   Pounds)'000  (Pounds)'000  (Pounds)'000
At 30 September 2001
Functional currency: Sterling                            30             -            (2)           28
                     United States Dollar                 -           (88)            -           (88)
                                                         30           (88)           (2)          (60)
At 30 September 2000
Functional currency: Sterling                           313             -            13           326
                     United States Dollar                 -           (87)            -           (87)
                                                        313           (87)           13           239

Transactions in such monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

17 Called-up share capital and share premium

                                                                                   2001          2000
Authorised                                                                 (Pounds)'000  (Pounds)'000
50,000,000 (2000 - 50,000,000) ordinary shares
of 10p each - equity                                                              5,000         5,000

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

                                               10p ordinary               Issued                Share
                                                     shares        share capital              premium
Allotted, called-up and fully paid - equity          Number         (Pounds)'000         (Pounds)'000
At 1 October 2000                                34,770,438                3,477              179,706
Issued to the All-Employee
Share Ownership Plan                                 13,230                    1                  436
Exercise of options                                 363,073                   36                1,332
In lieu of fees(i)                                    1,142                    1                   35
Adjustment to fundraising expenses                        -                    -                   15
To Genzyme Corporation as part of a
corporate agreement in
October 2000(ii)(iii)                               307,982                   31               13,493
At 30 September 2001                             35,455,865                3,546              195,017

(i)    All Non-Executive Directors elected to take part of their fees in shares.
(ii)   Net of expenses.
(iii) Shares were issued at a price of (Pounds)44.59 per share, being a 15% premium to the average share price for the 20 days prior to 27 September 2000.

At 30 September 2001 options had been granted over ordinary shares of the Company. Options also exist over shares in CAT Limited which are matched with share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options below reflects the effective numbers and exercise prices of options over shares in the Company.

Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. Where relevant, pairs of linked options are counted as a single option.

17 Called-up share capital and share premium continued
At 30 September 2001 share options and other rights were as follows:

                                                                                                          Maximum
                                                                                                           number

Options to Directors, consultants and employees                                                         1,500,983
Contractual options                                                                                        16,995
Total                                                                                                   1,517,978

                                Exercise      Earliest date        Latest date
                                   price        exercisable        exercisable            Notes            Number
Old schemes                 (Pounds)1.28  15 September 1996  14 September 2003              (i)            20,350
                            (Pounds)1.28      28 April 1998      27 April 2005              (i)            25,000
                                 US$4.80      19 April 2001      19 April 2006                             75,000
                            (Pounds)3.00   4 September 1999   3 September 2006              (i)           132,929
                            (Pounds)3.00   16 December 1999   15 December 2003                            150,000

CSOP                        (Pounds)5.00      24 March 2000      23 March 2004             (ii)            43,670
                            (Pounds)5.00      24 March 2000      23 March 2007             (ii)            47,830
                            (Pounds)5.58        2 June 2000        1 June 2004             (ii)             3,584
                            (Pounds)5.58        2 June 2000        1 June 2007             (ii)             5,376
                            (Pounds)5.00   18 December 2000   18 December 2004             (ii)            69,800
                            (Pounds)5.00   19 December 2000   18 December 2007             (ii)            42,500
                            (Pounds)5.00       25 June 2001       24 June 2008             (ii)            47,500
                            (Pounds)5.00   27 November 2001   26 November 2008            (iii)            17,500
                            (Pounds)2.42   27 November 2001   26 November 2005            (iii)           172,078
                            (Pounds)2.42   27 November 2001   26 November 2008            (iii)            61,486
                            (Pounds)2.10        28 May 2002        27 May 2009            (iii)             5,625
                            (Pounds)2.87    3 December 2002    2 December 2006            (iii)           411,189
                            (Pounds)2.87    3 December 2002    2 December 2009            (iii)            70,421
                           (Pounds)23.03        26 May 2003        25 May 2010            (iii)             3,264

CSOP - granted in year     (Pounds)30.54    1 December 2003   30 November 2007            (iii)            62,204
                           (Pounds)30.54    1 December 2003   30 November 2010            (iii)            20,260
                           (Pounds)25.66        25 May 2004        24 May 2008            (iii)             1,458
                           (Pounds)25.66        25 May 2004        24 May 2011            (iii)             8,488
                           (Pounds)21.62       18 June 2004       17 June 2011            (iii)             3,471
                                                                                                        1,500,983

(i)    Includes linked options.
(ii) These options were subject to the condition as stated in note 3 below. During the year this condition was satisfied.
(iii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Certain consultancy agreements contain the right to subscribe, subject to conditions, for up to 16,995 shares at (Pounds)3 per share.

18 Profit and loss account and other reserve

                                                             Group             Group           Company
                                                            Profit             Other            Profit
                                                          and loss           reserve          and loss
                                                      (Pounds)'000      (Pounds)'000      (Pounds)'000
At 30 September 2000 as previously stated                  (37,600)           13,451             9,887
Prior year adjustment                                       (6,594)                -                 -
At 1 October 2000 as restated                              (44,194)           13,451             9,887
Retained (loss)/profit for the year                        (11,771)                -             7,838
Foreign exchange translation                                     1                 -                 -
At 30 September 2001                                       (55,964)           13,451            17,725

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

The cumulative amount of goodwill written off against the Group's reserves is (Pounds)229,000 (2000 - (Pounds)229,000).

19 Reconciliation of movements in Group shareholders' funds

                                                                                2001              2000
                                                                        (Pounds)'000      (Pounds)'000
Loss for the financial year                                                  (11,771)           (5,161)
Other recognised gains and losses relating to the year                             1                (7)
                                                                             (11,770)           (5,168)
New shares issued                                                             15,380           132,302
Net increase in shareholders' funds                                            3,610           127,134
Opening shareholders' funds as previously stated                             159,034            31,900
Prior year adjustment                                                         (6,594)                -
Opening shareholders' funds as restated                                      152,440            31,900
Closing shareholders' funds                                                  156,050           159,034

20 Reconciliation of operating loss to operating cash flows

                                                                       2000 restated     1999 restated
                                                              2001      (see note 3)      (see note 3)
                                                      (Pounds)'000      (Pounds)'000      (Pounds)'000
Operating loss                                             (21,066)          (13,933)          (14,174)
Depreciation charge                                          2,146             1,808             1,627
Amortisation of patents                                        373               374               389
Loss/(profit) on disposal of fixed assets                        1                (5)                -
(Increase)/decrease in debtors                                (515)           (1,159)              264
(Decrease)/increase in creditors                               (89)            9,306               706
Net cash outflow from operating activities                 (19,150)           (3,609)          (11,188)

21 Analysis of cash flows

                                                               2001             2000              1999
                                                       (pounds)'000     (pounds)'000      (pounds)'000
Returns on investments and servicing of finance
Interest received                                            8,322            4,245             2,102
Interest paid                                                    -                -                (2)
Net cash inflow                                              8,322            4,245             2,100
Taxation
Overseas taxation paid                                           -                -                (1)
Net cash outflow                                                 -                -                (1)
Capital expenditure and financial investment
Purchase of tangible fixed assets                           (3,485)          (1,018)           (2,672)
Sale of tangible fixed assets                                    4               44                 -
Net cash outflow                                            (3,481)            (974)           (2,672)
Management of liquid resources
Decrease/(increase) in term deposits                        10,762          (23,980)            2,062
Net (purchase)/sale of securities                          (10,488)        (109,749)            9,989
Net cash inflow/(outflow)                                      274         (133,729)           12,051
Financing
Issue of ordinary share capital                             15,380          132,302               539
Capital elements of finance lease rental payments                -               (9)               (4)
Net cash inflow                                             15,380          132,293               535
Liquid resources comprise current asset investments in negotiable securities and cash deposits.

22 Analysis and reconciliation of net funds

                                        1 October                          Exchange      30 September
                                             2000        Cash flow         movement              2001
                                     (pounds)'000     (pounds)'000     (pounds)'000      (pounds)'000
Cash at bank                                   26              559                -               585
Overdrafts                                   (949)             786                -              (163)
                                                             1,345

Liquid resources                          156,502             (274)               -           156,228
Net funds                                 155,579            1,071                -           156,650

                                                              2001             2000              1999
                                                      (pounds)'000     (pounds)'000      (pounds)'000
Increase/(decrease) in cash in the year                      1,345           (1,774)              825
(Decrease)/increase in liquid resources                       (274)         133,729           (12,051)
Decrease in lease financing                                      -                9                 4
Change in net funds resulting from cash flows                1,071          131,964           (11,222)
Exchange movement                                                -                2                 4
Movement in net funds in year                                1,071          131,966           (11,218)
Net funds at 1 October 2000                                155,579           23,613            34,831
Net funds at 30 September 2001                             156,650          155,579            23,613

23 Financial commitments
Capital commitments of the Group were as follows:

                                                          Group            Group
                                                           2001             2000
                                                    (pounds)'000    (pounds)'000
Contracted but not provided for                             827              167
Annual commitments of the Group under operating leases are as follows:

                                         Land and            Other         Land and             Other
                                        buildings                         buildings
                                             2001             2001             2000              2000
                                     (pounds)'000      (pounds)000     (pounds)'000      (pounds)'000
Expiry date:
- within one year                               -                2                -                 -
- between two and five years                    -                1                -                 3
- after five years                            836                -              275                 -

The Group has agreed to lease one further building in South Cambridgeshire which is currently being constructed to provide future accommodation. This will comprise approximately 66,000 square feet of office and laboratory space.

The Company had no capital or operating lease commitments

24 Pension arrangements
The Group operates a group personal pension plan. Group contributions payable for the year to 30 September 2001 were (pounds)641,000 (2000 - (pounds)432,000).

25 Related party transactions
During the 2000 financial year CAT Limited paid a fee of US$1.3 million to Prudential Vector Healthcare Group (`Prudential Vector') under an arrangement whereby Prudential Vector agreed to provide certain financial advisory services. The arrangement was subsequently terminated although Prudential Vector were, in certain circumstances, entitled to a further fee in respect of further transactions entered into by CAT Limited in the period up to February 2001. No such further transactions or payments have taken place.

J L Foght was a managing director of Prudential Vector at the time the arrangement was entered into and the payment made and is a Non-Executive Director of the Company.

The Board of Directors has determined that this transaction does not interfere with Dr Foght's exercise of independent judgement and accordingly has determined that it is in the best interests of the Company that he continue to serve on the Audit Committee.

In accordance with Financial Reporting Standard Number 8 - Related Party Disclosures, the Group does not disclose transactions or balances between group entities which are wholly eliminated on consolidation.

26 Litigation
In Europe, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office. Both patents were upheld by the Opposition Division, there is an appeal pending on Winter II and it is anticipated that there will also be an appeal on the McCafferty patent.

In 2000 Crucell issued writs against the Medical Research Council (MRC), Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with the defendants, CAT is responsible for the defence of these proceedings. The Court has declined jurisdiction for Crucell's non infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell.

In the US, the litigation bought by MorphoSys in 1999 against CAT relating to the Griffiths patent was the subject of a trial in Washington DC in April 2001. MorphoSys asked the court to revoke the Griffiths patent claiming it was invalid on a number of grounds. They also asked for a declaration that they did not infringe the patent. CAT counter-claimed that MorphoSys did infringe the patent. After the trial, the jury was unable to agree on a decision apart from finding that CAT was entitled to the priority dates of its British patent applications. The Judge subsequently ruled in favour of CAT denying MorphoSys' claims that the patent was invalid on the grounds of anticipation, written description, indefiniteness and enablement. The Judge also ruled that the issue of whether the patent was invalid on the ground that it was obvious it could only be decided by a jury and therefore would be retried before a new jury. The Judge took the preliminary view that MorphoSys should prevail on the issue of infringement, but asked for further briefing on this point. This has been provided and CAT is currently awaiting his decision. MorphoSys has commenced a similar action against CAT in respect of the parent US McCafferty patent. A trial date is currently set for February 2003.

During the year there were four Winter/Lerner/Huse patents granted as well as a separate Winter II patent (following the earlier settlement of an interference proceeding between CAT, The Scripps Research Institute and Stratagene over the Winter II and Winter Huse/Lerner patents in 1999. Cat now has worldwide commercial rights to all five of these patents. CAT commenced an action against MorphoSys in respect of the Winter II patent and separately also against MorphoSys in respect of two of the Winter I Lerner/Huse patents. The Winter/Lerner/Huse action is proceeding in Washington DC and CAT is awaiting a determination as to the location for the Winter II action.

CAT intends to defend these proceedings vigorously and does not believe that there is merit in these claims. Whatever the outcome of the above litigation activity, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

As previously reported, following certain share issues by Cambridge Antibody Technology Limited, Continental Venture Capital Limited ('CVC') issued proceedings in the State of New York claiming that it is entitled to anti-dilution shares (equivalent to 25,790 ordinary shares of 10p). If CVC succeeds then the Directors would be obliged to issue anti-dilution shares to all similarly situated participants (approximately 763,000 ordinary shares of 10p). Both parties issued cross motions for summary judgement which were denied in May 2000. There has been no change in the status of these proceedings during the year and the Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

27 Reconciliation to US GAAP
Summary of Significant Differences Between UK GAAP Followed by the Group and US GAAP The Group's consolidated financial statements have been prepared under UK GAAP, which differ in certain respects from US GAAP. The principal differences between the Group's accounting policies and disclosures under UK GAAP and US GAAP are set out below.

Reconciliation of net loss from UK GAAP to US GAAP

                                                                      2000 restated      1999 restated
                                                              2001     (see note 3)       (see note 3)
                                                      (Pounds)'000     (Pounds)'000       (Pounds)'000
Net loss as reported under UK GAAP                        (11,771)          (8,289)           (12,365)
Adjustments for:
Compensation costs under variable plan
accounting for stock options                  (a)          (7,804)          (8,223)                 -
Acquisition of Aptein Inc.                    (b)             (16)             (16)               152
Revenue recognition                           (c)             422              111                  -
Accounting for National Insurance
on share options                              (d)            (194)             523                  -
Reclassification of share issue expenses      (e)            (202)          (1,237)                 -
Net loss as reported under US GAAP                        (19,565)         (17,131)           (12,213)
Reconciliation of shareholders' equity from
UK GAAP to US GAAP

                                                                      2000 restated      1999 restated
                                                              2001     (see note 3)       (see note 3)
                                                      (Pounds)'000     (Pounds)'000       (Pounds)'000
Shareholders' equity as reported under UK GAAP             156,050          152,440             28,434
Acquisition of Aptein Inc.                                     143              159                175
Revenue recognition                                         (2,797)          (1,768)                 -
Accounting for National Insurance on stock options             329              523                  -
Shareholders' equity as reported under US GAAP             153,725          151,354             28,609

Reconciliation of movement in shareholders' equity under US GAAP

                                                                     Share                                      Total
                                                        Share      premium         Other   Accumulated  shareholders'
                                     Number of        capital      account       reserve          loss         equity
                                        shares  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000   (Pounds)'000
Balance, 30 September 2000          34,770,438         3,477       187,274        13,492      (52,889)       151,354
Shares issued                          685,427            69        14,062             -            -         14,131
Compensation costs for
stock options                                -             -         7,804             -            -          7,804
Foreign exchange translation                 -             -             -             -            1              1
Net loss for the year under US GAAP          -             -             -             -      (19,565)       (19,565)
Balance, 30 September 2001          35,455,865         3,546       209,140        13,492      (72,453)       153,725

(a) Compensation costs under variable plan accounting for stock options. CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (`APB') Opinion 25, Accounting for Stock Issued to Employees, the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is only recorded when and only when the target is achieved, based on the difference between the exercise price and market value at that date. The targets were first achieved in the year ended 30 September 2000.

There is no tax effect related to the adjustments in respect of stock options.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (`Aptein') for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with Financial Reporting Standard Number 7, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders' funds as `shares to be issued'. Any difference between the initial estimate of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price when made with a corresponding adjustment to the value of the intangible asset.

Under US GAAP, Accounting Principles Board (APB) Opinion 16, `Accounting for Business Combinations', contingent consideration is not recorded until such time as the contingency is resolved and the recorded value of the intangible was therefore corresponding lower until the conditions were met. Amortisation charges under US

GAAP were therefore lower than those under UK GAAP prior to the conditions being met and will in consequence be higher thereafter.

(c) Revenue recognition. The nature of the Group's principal revenue streams and the Group's accounting policy for revenue recognition under UK GAAP are as detailed in note 1. That accounting policy was changed during the year and figures disclosed under UK GAAP for prior periods have been restated accordingly. The impact of this change on current and prior periods has been detailed in note 3. For US GAAP purposes, the Company has retrospectively adopted, for all periods, Staff Accounting Bulletin 101 (`SAB101'), `Revenue Recognition in Financial Statements', which was issued by the Securities and Exchange Commission (`SEC') in December 1999.

The treatment of revenues under US GAAP is now equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2001 and 2000 licence revenues under US GAAP were therefore respectively (pounds)422,000 and (pounds)111,000 higher. For the year ended 30 September 1999 license revenues under UK and US GAAP were the same.

(d) Accounting for National Insurance on share options. Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. The provision at 30 September 2001 was (pounds)329,000 and the net credit for the year then ended amounted to (pounds)194,000.

Under US GAAP, Emerging Issues Task Force (`EITF') Issue 00-16 'Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation', no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

(e) Share issue expense. Under the agreement with Drug Royalty Corporation (`DRC') the Group received an amount of (pounds)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of an equity subscription are accounted for as a share issue expense since they are considered to be directly related to the share issue.

Under US GAAP these amounts are not considered to be a share issue cost since DRC are not providing any services in connection with the equity issue. Accordingly, such amounts are charged to the profit and loss account for the year under US GAAP.

(f) Foreign currency translation. Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used. There are no material adjustments arising as a result of this difference.

(g) Taxation. Under UK GAAP, deferred taxation is recorded using the partial liability method on all timing differences to the extent that it is considered probable that the liabilities will crystallise in the foreseeable future. Net deferred tax assets are not recognised unless their recovery is assured beyond reasonable doubt.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2001, 2000 and 1999, CAT has approximately (Pounds)60 million, (Pounds)36 million and (Pounds)31 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

No tax effect has been recognised in the reconciliation of net loss from UK GAAP to US GAAP in respect of the differences arising in respect of those items, as the timing differences arising are offset in full by the unrecognised tax losses carried forward.

(h) Loss per share under US GAAP. Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards ('SFAS') No. 128, Earnings per Share. Under SFAS No. 128, basic net loss per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company's potential ordinary share equivalents are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

                                                                     2001          2000          1999
Basic and diluted net loss per ordinary share (pence)                55.4          56.8          50.9
Shares used in computing net loss per ordinary
share (number)                                                 35,313,260    30,179,818    24,314,191
Antidilutive securities, not included above (number)            1,077,800     1,548,764       138,455

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Consolidated statement of cash flows The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95 Statement of Cash Flows. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short-term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents under US GAAP to the extent that the amount involved have a maturity of less than three months are convertible into known amounts of cash. Summary statements of cash flow presented under US GAAP are given below:

                                                                  2001             2000          1999
                                                          (Pounds)'000     (Pounds)'000  (Pounds)'000
Net cash used in operating activities                          (10,828)             636        (9,089)
Net cash (used in)/provided by investing activities            (21,735)         (32,725)        4,890
Net cash provided by financing activities                       15,380          132,293           535
Effects of exchange rate changes on cash and cash equivalents        -                2             4
Decrease in cash and cash equivalents                          (17,183)         100,206        (3,660)
Beginning cash and cash equivalents                            107,782            7,576        11,236
Ending cash and cash equivalents                                90,599          107,782         7,576

Accounting for share-based compensation As permitted under SFAS 123, Accounting for Stock-Based Compensation, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion No 25, Accounting for Stock Issued to Employees. Accordingly, for the years ended 30 September 1999, 2000 and 2001, compensation expenses of (Pounds)nil, (Pounds)8,223,000 and (Pounds)7,804,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company's charge to income for the years ending 30 September 1999, 2000 and 2001 would have been (Pounds)729,000, (Pounds)814,000 and
(Pounds)1,064,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

                                                              2001             2000              1999
                                                      (Pounds)'000     (Pounds)'000      (Pounds)'000
Pro forma net loss                                        (12,825)          (9,722)          (12,942)
Pro forma loss per share (basic and fully diluted)           36.3p            32.2p             53.2p

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:


                                                     Annual standard       Risk-free          Expected
Year ending                     Dividend yielddeviation (volatility)   interest rate        life Years
30 September 2001                           0%                   75%             5.3%              5.5
30 September 2000                           0%                   75%             6.1%              5.5
30 September 1999                           0%                   75%             4.8%              5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to 'WAEP', Weighted Average Fair Value to 'WAFV' and Weighted Average Remaining Contractual Life to `WARCL'.

The movement in options outstanding during the three years ended 30 September 1999, 2000 and 2001, is summarised in the following table:

                                           2001                        2000                      1999
                                           WAEP                        WAEP                      WAEP
                           Number       (Pounds)       Number       (Pounds)       Number     (Pounds)
Outstanding at
1 October 2000          1,796,647          3.34     2,223,506          3.29     2,950,437        2.88
Granted during the year    95,881         29.71       489,776          3.00       274,289        2.58
Exercised during
the year                 (362,673)         3.74      (836,010)         2.97      (525,000)       0.23
Forfeited during
the year                  (11,877)         2.61       (30,625)         4.10       (69,220)       5.06
Expired during the year         -             -       (50,000)         3.16      (407,000)       3.53
Outstanding at
30 September 2001       1,517,978          4.92     1,796,647          3.34     2,223,506        3.29
Exercisable at
30 September 2001         663,539          3.69       703,912          3.12     1,143,302        2.52

The following table summarises the value of options granted during the years ending 30 September 2001, 2000 and 1999:

                                             WAFV      WAEP       WAFV      WAEP       WAFV      WAEP
Exercise price relative to market price   (Pounds)  (Pounds)   (Pounds)  (Pounds)   (Pounds)  (Pounds)
Equals                                          -         -          -         -          -         -
Exceeds                                     17.12     25.66          -         -       1.32      5.00
Is less than                                21.34     30.18       2.10      3.00       1.66      2.41
Total                                       20.91     29.71       2.10      3.00       1.64      2.58

The following tables summarise information about the stock options outstanding at 30 September 2001, 2000 and 1999.

                                                                                    Exercisable as at
                              Outstanding as at 30 September 2001                   30 September 2001
Range of exercise prices                     WAEP            WARCL                               WAEP
(Pounds)                  Number          (Pounds)           years           Number           (Pounds)
0 - 0.99                       -                -                -                                  -
1 - 2.99                 766,149             2.63             5.26           45,350              1.28
3 - 4.99                 374,924             3.03             4.21          357,929              3.03
5 - 10                   277,760             5.02             4.84          260,260              5.02
21 - 31                   99,145            29.49             7.29                -                 -
Total                  1,517,978             4.92             3.95          663,539              3.69

                                                                                    Exercisable as at
                              Outstanding as at 30 September 2000                   30 September 2000
Range of exercise prices                     WAEP            WARCL                               WAEP
(Pounds)                  Number          (Pounds)           years           Number           (Pounds)
0 - 0.99                       -                -                -                -                 -
1 - 2.99                 870,470             2.49             6.10          137,794              1.31
3 - 4.99                 434,253             3.03             5.31          417,258              3.03
5 - 10                   488,660             5.01             5.88          148,860              5.03
21 - 31                    3,264            23.03             9.65                -                 -
Total                  1,796,647             3.34             5.76          703,912              3.12

                                                                                    Exercisable as at
                              Outstanding as at 30 September 1999                   30 September 1999
Range of exercise prices                     WAEP            WARCL                               WAEP
(Pounds)                  Number          (Pounds)           years           Number           (Pounds)
0 - 0.99                       -                -                -                -                 -
1 - 2.99                 729,561             1.97             5.69          472,772              1.74
3 - 4.99                 837,525             3.06             6.24          670,530              3.08
5 - 10                   656,420             5.03             6.71                -                 -
21 - 31                        -                -                -                -                 -
Total                  2,223,506             3.29             6.06        1,143,302              2.52

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30% for 1999 and 2000 and 30.2% for 2001) to loss before taxation is as follows:

                                                          2001              2000             1999
                                                       Pounds)'000     (Pounds)'000      (Pounds)'000
Income tax expense computed
at statutory income tax rate                                (3,555)          (1,548)           (3,819)
Tax effect of prior year adjustment                         (1,978)               -                 -
Permanent differences                                       (1,400)            (549)               12
Other                                                          196             (164)              109
Change in valuation allowance                                6,737            2,261             3,698
Provision for income taxes                                       -                -                 -

Net deferred taxes are analysed as follows:

                                                           2001             2000             1999
                                                      (Pounds)'000     (Pounds)'000      (Pounds)'000
Deferred tax assets:
Losses carried forward                                      18,126           11,130             9,492
Excess of book value over tax value
of fixed assets                                                335              599                 -
Other short term timing differences                              -                -                 5
                                                            18,461           11,729             9,497
Valuation allowance                                        (18,461)         (11,724)           (9,463)
Net deferred tax asset                                           -                5                34
Deferred tax liabilities:
Other short term timing differences                              -               (5)                -
Excess of tax value over book value of fixed assets              -                -               (34)
Net deferred taxes                                               -                -                 -

As at 30 September 2001 the Group had approximately (Pounds)60 million of tax losses available to carry forward indefinitely against future trading profits in the UK.

Recently issued accounting pronouncements In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No.141, Business Combinations and SFAS No.142, Goodwill and Other Intangible Assets. SFAS No.141 requires the use of the purchase method of accounting for all business combinations initiated after 30 June 2001. SFAS No.141 requires intangible assets to be recognised if they arise from contractual or legal rights or are 'separable', i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognised under SFAS No.141 than its predecessor, APB Opinion No.16, although in some instances previously recognised intangibles will be subsumed into goodwill.

Under SFAS No.142, goodwill will no longer be amortised on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No.131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No.142 intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

SFAS No.142 is effective for fiscal years beginning after 15 December 2001 although goodwill on business combinations consummated after 1 July 2001 will not be amortised.

The adoption of SFAS No.141 and No.142 is not expected to have any material impact upon the Group's results.

On 7 December 2000 the ASB issued FRS 19 'Deferred Taxation'. FRS 19 requires full provisioning for deferred tax. The Company currently has significant losses brought forward available for offset against future taxable profits which will thus reduce any deferred tax liability. As such, the adoption of this standard is not expected to materially affect the reported results of the Company.

28 Further information (unaudited)

Material contracts

A key element of CAT's strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations.

CAT's own product development activity focuses on the 'value-adding' stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of (1) the expiration of the last of CAT's patents upon which the product is based or (2) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

CAT has made significant progress in its development efforts through its collaborations, as described below.

Genzyme. In September 2000, through its subsidiary Aptein, Inc., CAT entered into a strategic alliance with Genzyme to develop and commercialise human monoclonal antibodies directed against the Transforming Growth Factor Beta protein (TGFb). Under the agreement, Genzyme has received an exclusive worldwide licence to CAT's human antibodies targeted against TGFb for all uses except in the eye. CAT and Genzyme plan to focus initially on developing a human monoclonal antibody-based treatment for diffuse systemic sclerosis. Other potential clinical indications of anti-TGFb treatment include post-surgical scarring, fibrosis of all major organs such as the lungs, liver and kidneys and certain forms of cancer.

The parties will jointly fund the research, development and commercialisation activities and will share profits resulting from the sale of commercialised products. Genzyme will manage the clinical and regulatory development of any products developed by the collaboration, and will also be responsible for worldwide marketing and sales. CAT will be responsible for antibody optimisation and will co-develop antibodies with Genzyme. Additionally, Genzyme has received a non-exclusive worldwide licence for non-antibody antagonists of TGFb in exchange for milestones and royalties. CAT may receive fixed milestone payments with respect to non-antibody products conditional upon the occurrence of certain events. No such milestones have been received to date.

Either party may terminate the alliance at any time upon one year's notice after the earlier of (1) the date that Genzyme receives final marketing approval for the first collaboration product and (2) 31 December 2006. CAT may terminate the alliance upon six months' notice if Genzyme has not filed a biologics licence application for a collaboration product on or before 30 September 2010. If the alliance is terminated as described above, the continuing party has the ability to produce and market products developed in the collaboration after termination, subject to the payment of a payout amount.

In connection with this collaboration, in October 2000, CAT issued 307,942 of its ordinary shares to Genzyme for US$20 million. The shares were valued at a 15% premium to CAT's average share price over the 20 days preceding the date of the agreement.

Pharmacia. In December 1999, CAT entered into a strategic alliance with Pharmacia for the development of human monoclonal antibody-based therapeutic drugs, focusing particularly on the field of cancer.

CAT and Pharmacia are both committing technology, intellectual property and expertise to the alliance. Pharmacia is supplying target proteins, and both companies are performing collaborative research to demonstrate and validate their disease association.

CAT is isolating human monoclonal antibodies directed to the targets. Over the initial three year term of the research collaboration CAT will receive research funding.

Subject to CAT's obligations existing at the time of exercise, Pharmacia may obtain exclusive licences to produce and market products against selected targets in return for which CAT will be entitled to receive technical performance and clinical development milestones (which together amount to up to US$15 million per product) and a royalty on product sales.

CAT has also granted Pharmacia multi-site options to license CAT's library technology for use in-house.

Pharmacia has the option to extend the research collaboration for additional one-year periods on similar terms. CAT may terminate the collaboration after four years. If the agreement is terminated, Pharmacia would remain obligated to pay royalties on product sales.

CAT has recognised (Pounds)3.3 million in revenues under UK GAAP pursuant to this arrangement from inception to the end of the 2001 financial year.

Human Genome Sciences, Inc ('HGSI'). In August 1999, CAT entered into a collaborative agreement with HGSI for up to three target human proteins identified by HGSI. HGSI may obtain exclusive licences to produce and sell products directed to these targets.

CAT will be entitled to receive contract research funding, milestone payments and royalties.

In March 2000, CAT and HGSI expanded their arrangement by entering into a ten year collaboration agreement. The 1999 arrangement was not terminated as a result of this agreement. HGSI and CAT will collaborate to develop and sell therapeutic antibody products. CAT may access selected gene sequence and biological information derived by HGSI and has the right to select up to 24 antigens proprietary to HGSI for pre-clinical development. CAT has an option to obtain an exclusive licence to develop six such products on its own. CAT is obligated to pay HGSI clinical development milestones and royalty payments on such products. HGSI has the option to share clinical development costs and to share the profits equally with CAT on up to 18 such products.

Subject to CAT's obligations at the time of exercise, the agreement gives HGSI the right to obtain exclusive licences to develop and sell human antibodies against selected targets for therapeutic and diagnostic purposes. HGSI will pay CAT licence fees, milestone payments and royalties. HGSI also has rights to use CAT's antibody technology for the use and sale of research tools incorporating antibodies. CAT will receive a proportion of revenues on any such sales. HGSI has paid an initial licensing fee to CAT, which includes consideration for research support at CAT for a period of three years to develop human antibody products.

In addition to royalties on sales of products, CAT may receive milestone payments of up to between US$8 million and US$10 million for each therapeutic product developed pursuant to the arrangement.

CAT has recognised (Pounds)3.2 million in revenues under UK GAAP (as restated) pursuant to these arrangements from inception to the end of the 2001 financial year.

Wyeth-Ayerst. In March 1999, CAT entered into a strategic alliance with Wyeth-Ayerst. Under the agreement, CAT is receiving contract research funding as well as possible library option payments, product licence fees, milestones and royalties. The term of the contract research arrangement was initially three years but has now been extended to four years. Wyeth-Ayerst may terminate the contract research arrangement at any time upon 60 days' notice to CAT.

Wyeth-Ayerst and CAT are also collaborating for three years to validate and develop a portfolio of antibody product candidates directed at proprietary Wyeth-Ayerst targets. The companies will share equally the initial target and product validation costs. After this stage, each company has the opportunity to select candidates from this portfolio for further development and obtain a licence to commercialise these products. For products developed by Wyeth-Ayerst, CAT may receive milestone fees and royalties on product sales. For those products developed by CAT, CAT may pay Wyeth-Ayerst licence fees, royalties on product sales and clinical milestone payments. Wyeth-Ayerst has limited rights to partner products developed by CAT after those products complete Phase II clinical trials. CAT has also granted Wyeth-Ayerst multi-site options to license CAT's antibody library technology with associated product development options.

In September 2000 CAT granted Wyeth-Ayerst an exclusive product licence to develop human monoclonal antibody products specific for the amyloid b peptide.

In addition to royalties CAT may receive licence fees and milestone payments of up to US$7 million for each therapeutic product developed and marketed by Wyeth-Ayerst pursuant to this arrangement.

CAT has recognised (Pounds)5.3 million in revenues under UK GAAP (as restated) pursuant to this arrangement from inception to the end of the 2001 financial year.

Abbott. CAT's collaborative program with Knoll AG (now part of Abbott) commenced in 1993. Under the programme Knoll may select up to six target antigens against which CAT will develop antibodies. Knoll has the right to obtain an exclusive licence to produce and sell products against these antigens. CAT, in conjunction with Knoll, has isolated and optimised human monoclonal antibodies against the first two targets selected by Knoll, which are now in clinical trials (D2E7 and J695). A third target, Interleukin 18, is in the research phase. CAT receives a licence fee at the time Knoll obtains an exclusive licence, milestones based on product development events, clinical trial progression and regulatory approvals and royalties on product sales. In addition to royalties, CAT may receive payments of up to between (Pounds)5 million and (Pounds)5.6 million in licence fees and milestones for each product developed pursuant to this arrangement.

CAT has recognised (Pounds)1.8 million in revenues under UK GAAP pursuant to these arrangements during the three years ended 30 September 2001.

Elan. In January 2001 CAT entered into an alliance with Elan under which the companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. Under the terms of the four year agreement, the two companies will fund all research and development jointly and share commercialisation profits equally. CAT will have primary responsibility for the discovery and optimisation of human antibodies against multiple targets identified by Elan. Elan will evaluate clinical antibody candidates in pre-clinical models, manage clinical and regulatory development and will be responsible for global commercialisation. Either party may terminate the agreement for convenience on 60 days' notice, subject to a royalty and milestone payment payable to the terminating party dependent on the stage of development achieved.

Significant licence agreements. CAT initially developed its platform technology in conjunction with Medical Research Council ('MRC'). CAT's rights in respect of this technology are governed by a licence agreement of January 1997 with MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. CAT has exclusive rights, subject to certain rights retained by MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including:

 . to identify, develop, manufacture and commercially exploit antibodies for human use;

 . to provide antibody isolation services on behalf of customers; and

 . to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

CAT pays MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licencees sell such products, CAT is obligated to pay MRC between 1% and 2.3% of the net invoice price, calculated in accordance with a specified formula. The royalty obligations of CAT may be reduced under certain circumstances.

CAT's licence with MRC includes the Winter II, McCafferty and Griffiths patent families. CAT also has a non-exclusive licence from Dyax Corporation ('Dyax') for rights under certain Dyax patents relating to phage display. CAT will pay royalties to Dyax on the sale of products made using relevant technology.

CAT has licensed intellectual property relating to the use of certain inhibitors of TGFb (for prevention of fibrosis) from the Burnham Institute and Integra Life Sciences Corporation ('Burnham and Integra'). CAT's licence is exclusive, royalty bearing and worldwide and allows CAT to make, use and sell certain products which incorporate the intellectual property; it also provides for CAT to pay to Burnham and Integra a proportion of any up front, milestone or similar payments received in relation to the intellectual property.

The use of CAT-152 and CAT-192 for the prevention and treatment of fibrosis fall within the terms of this licence from Burnham and Integra.

Agreement with Drug Royalty Corporation. CAT entered into an agreement with Drug Royalty Corporation of Canada ('DRC') in 1994. This agreement concerns the purchase by DRC for (Pounds)1.5 million of rights to a percentage of the cash receivable by CAT in respect of revenues from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital ('equity'), the value of that equity. For these purposes, however, equity value cannot exceed 30% of the maximum monetary value to CAT of the transaction. DRC's rights, as described above, continue until 13 November 2009 although the percentage of cash receivable to which DRC is entitled reduces over time. Until 30 September 2004, DRC is entitled to 3.5%, declining to 2.5% until 13 November 2009.

Facilities

CAT currently occupies two facilities in the village of Melbourn, South Cambridgeshire, totalling 46,000 sq ft of office and laboratory space. Beech House has 23,000 sq ft and is held under a lease which expires in 2010. Cambridge House, which comprises the remaining 23,000 sq ft is owned by CAT.

During the 2001 financial year CAT's Pre-Clinical and Medical departments occupied the Franklin building at Granta Park in South Cambridgeshire, a new 20,000 sq ft building. That lease will expire in 2016 and is subject to CAT's right to terminate the lease early in certain circumstances.

CAT has also agreed to lease a further building at Granta Park in South Cambridgeshire which is now under construction, to provide future accommodation. This will comprise approximately 66,000 sq ft of office and laboratory space. CAT also has an option to lease additional space. These new facilities will be tailored to CAT's specific requirements and will involve substantial capital expenditures in fitting out and equipping them.

The Company

The Company was incorporated and registered under the laws of England and Wales on 5 August 1996, under the name Intercede 1186 Limited as a private company limited by shares. The Company changed its name from Intercede 1186 Limited to Cambridge Antibody Technology Group Limited on 22 August 1996 and was re-registered as a public limited company under the name Cambridge Antibody Technology Group plc on 20 December 1996.

A summary description of the process and requirements for appointment, age, retirement and removal of Directors of the Company and of the material rights and obligations of holders of ordinary shares in the Company both as set out in the Company's

Memorandum and Articles of Association and a description of relevant provisions of English law were set out in the Company's Form 20-F registration statement filed with the Securities and Exchange Commission in June 2001.

Forward-Looking Statements

This document includes forward-looking statements. All statements other than statements of historical facts included in this document, including any statements preceded by, followed by or that include the words 'targets,' 'plans,' 'believes,' 'expects,' 'aims,' 'intends,' 'will,' 'may,' 'anticipates' or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

 . future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
 . future performance in clinical trials of the product candidates that were developed using CAT's technology;
 . the ability of CAT and its collaborators to commercialise products;
 . business and management strategies and the expansion and growth of CAT's operations;
 . the effects of government regulation on CAT's business;
 . expansion and other development trends of CAT's current and future customers and its industry; and
 . acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the following Risk Factors.

Risk Factors

There are substantial risks and uncertainties inherent in the Group's business. The following factors could cause the Group's activities and results of operation to differ materially from planned activities and expected results or cause results to differ materially from those reported for prior periods.

Marketing of products. To date no human therapeutic product developed by or incorporating CAT technology has been marketed. CAT expects that substantially all of its revenues for the near future will result from contract research payments, licence fees and milestone payments. CAT does not expect to earn significant royalties from product sales in the near future.

Intellectual property. CAT tries to protect its proprietary position by filing patent applications related to its technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns patents, and has applied for patents, covering its core technology. The patent position of biopharmaceutical companies involves complex legal and factual questions and therefore, enforceability cannot be predicted with certainty. Patents issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide sufficient protection against competitors.

The biotechnology and pharmaceutical industries have been characterised by extensive litigation regarding patents and other intellectual property rights. CAT's strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT is currently involved in litigation involving its key patents. This litigation includes suits to invalidate certain of CAT's key patents. Such proceedings are costly and time-consuming to pursue and their outcome is uncertain. If CAT is denied patent rights or if CAT receives an adverse judgement in litigation involving its patents, other companies may use similar technology to develop and market products, which may deprive CAT of the competitive advantages provided by its technology.

Collaborations. CAT's strategy depends on entering into arrangements with collaborators and licencees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to access proprietary disease targets against which to generate drug products, access skills and information that it does not possess, fund its research and development activities, pre-clinical testing, clinical trials and manufacturing of product candidates, seek and obtain regulatory approvals for product candidates and successfully market and sell existing and future product candidates.

CAT's success, therefore, may therefore depend on the ability and efforts of outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT's ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts.

CAT faces and will continue to face intense competition from other companies for establishing collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licences to proprietary technology. If CAT is unable to establish further collaborative arrangements or if CAT's collaborative partners do not adequately perform under existing collaborative arrangements, CAT's product development activities and CAT's ability to earn revenues from products based on CAT's technology may be harmed.

Pre-clinical testing and clinical trials. Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or partners must demonstrate through pre-clinical testing and clinical trials that its human antibody-based therapeutic products are safe and effective for use in humans. Conducting clinical trials is a lengthy and expensive process. Moreover, CAT's success will continue to be subject to, the pre-clinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. Regulatory delays or rejection of product candidates based on CAT's technology will harm CAT's ability to earn revenues from such product candidates.

Regulation. The pre-clinical and clinical evaluation, manufacture and marketing of product candidates are all subject to regulation administered and enforced by governmental regulatory agencies. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorisation and to the regular inspection of premises, staff and procedures by regulatory authorities.

Manufacture. CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes.

Competition. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have begun clinical trials of antibody products or have successfully commercialised antibody products and may succeed in marketing products before CAT does. Many of these companies are addressing the same diseases and disease indications as CAT or CAT's collaborative partners. Also, CAT competes with companies that offer antibody generation services.

Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from other drug development technologies and methods of preventing or reducing the incidence of disease, new small molecules or other classes of therapeutic agents.

Developments by competitors may render CAT's product candidates or technologies obsolete or uncompetitive and CAT's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT's. If they do, then products based on CAT's technology may become obsolete or become uncompetitive and CAT will fail to earn expected revenue.

Product liability. As a designer and producer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT's technology may be able to bring claims against CAT based on the use of CAT's products in clinical trials and the sale of products based on CAT's technology.

Key personnel. CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee, could cause harm to CAT's business. CAT's strategy depends on hiring additional key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees.

History of losses. To date CAT has recorded significant losses as a result of the costs incurred in the research and development of potential products. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

This is not intended to be a complete and exhaustive analysis of all such risks and therefore other factors could also have a material adverse impact.

Taxation

United Kingdom tax considerations The following is a brief description of the material UK tax consequences of the acquisition, ownership and disposition of shares, including ADRs. The summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. You should consult your own tax advisors as to the particular tax consequences to you under UK., US federal, state and local and other foreign laws, of the acquisition, ownership and disposition of shares or ADRs.

Taxation of dividends and distributions Under current UK taxation legislation, no tax will be withheld from cash dividend payments by CAT.

US holders of shares or ADRs will not receive any payment from the UK Inland Revenue in respect of any tax credit on dividends paid by CAT. This is because the income tax treaty provides for a notional UK withholding tax, at the rate of 15%, which exceeds the tax credit of 10% to which an individual resident in the United Kingdom would have been entitled had he received the dividend.

You should consult your own tax advisors as to whether any tax credit or the notional UK withholding tax under the income tax treaty will be considered to have been paid with respect to dividends.

United Kingdom taxation of capital gains US holders of shares or ADRs who are not resident or ordinarily resident in the United Kingdom will not be liable for UK tax on capital gains realised on the disposal of a share or ADR unless, at the time of the disposal, such holder carries on a trade, including a profession or vocation, in the United Kingdom through a branch or agency and such share or ADR is, or has been, held or acquired for the purposes of such trade or branch or agency.

A holder of shares or ADRs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years and who disposes of shares or ADRs during that period may also be liable to UK tax on capital gains, notwithstanding that he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

Neither the surrender of ADRs in exchange for the deposited ordinary shares represented by the surrendered ADRs nor the deposit of ordinary shares for ADRs representing the ordinary shares will be a taxable event for the purposes of UK income and corporation tax or UK capital gains tax. Accordingly, US holders will not realise any gain or loss on surrendering ADRs or depositing shares.

United Kingdom inheritance tax Subject to the discussion of the estate tax treaty in the next paragraph, shares or ADRs beneficially owned by an individual will be subject to UK inheritance tax on the death of the individual or, in some circumstances, if the shares or ADRs are the subject of a gift, including a transfer at less than full market value, by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADRs held in a settlement.

A share or ADR held by an individual whose domicile is determined to be the United States for purposes of the estate tax treaty, and who is not a national of the United Kingdom, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the share or ADR except where the share or ADR:

 . is part of the business property of a UK permanent establishment of an enterprise, or

 . pertains to a UK fixed base of an individual used for the performance of independent personal services.

The estate tax treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the United Kingdom in a case where the share or ADR is subject both to UK inheritance tax and to US federal estate or gift tax.

United Kingdom stamp duty and Stamp Duty Reserve Tax (`SDRT') UK stamp duty or SDRT will, subject to specific exceptions, be payable at the rate of 1.5% rounded up to the nearest (Pounds)5 of the amount of the consideration paid for the shares in registered form which are issued or transferred:

 . to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or

 . to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include issues or transfers of shares in registered form to the Custodian for deposits under the ADR deposit agreement. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total.

No UK stamp duty will be payable on the acquisition of any ADR or on any subsequent transfer of an ADR, provided that the instrument of transfer and any subsequent instrument of transfer is executed and remains at all times outside the United Kingdom. In any other case, the transfer of, or agreement to transfer, an ADR or beneficial ownership of an ADR could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty is 0.5% of the value of the consideration (rounded up to the nearest (Pounds)5) (a transfer in contemplation of sale being stampable by reference to the value of the property transferred). Interest will be charged on duty that is not paid within 30 days of execution of a transfer of securities subject to stamp duty, wherever execution takes place. Interest paid will not be allowable as a deduction in computing profits and losses for UK tax purposes. Penalties will also apply to documents submitted for stamping more than 30 days after the document was executed where the document was executed in the United Kingdom. For documents executed outside the UK, penalties will apply to documents not submitted for stamping within 30 days after they are first brought into the UK An agreement to transfer an ADR or beneficial ownership of an ADR will not give rise to SDRT.

Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem UK stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest (Pounds)5. Generally ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of (Pounds)5 will generally be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT paid will be repayable or, if the SDRT has not been paid, the liability to pay such tax, but not necessarily interest and penalties, will be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

Paperless transfers of shares within the UK CREST system are generally liable to SDRT, rather than stamp duty, at a rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system. Deposits of shares into CREST will not generally be subject to SDRT, unless the transfer into CREST is made for consideration.

Market for CAT's Ordinary Shares
CAT's ordinary shares began trading publicly on what was then the Official List of London Stock Exchange Limited on 25 March 1997, under the symbol 'CAT'. CAT's ADRs (each of which represents a single ordinary share) commenced trading on the NASDAQ National Market on 11 June 2001. The following table lists information on the price range of CAT's ordinary shares and ADRs. It is based on reported closing prices for CAT's ordinary shares on the Official List of London Stock Exchange and closing prices for CAT's ADRs as reported by NASDAQ.

                                        high              Low               High               Low
                                         US$              US$           (Pounds)          (Pounds)
Financial year 1998
First quarter                                                             4.70              3.55
Second quarter                                                            4.18              3.50
Third quarter                                                             3.54              2.45
Fourth quarter                                                            2.50              1.42
Financial year 1999
First quarter                                                             2.50              1.30
Second quarter                                                            2.50              1.89
Third quarter                                                             2.46              1.92
Fourth quarter                                                            2.25              1.67
Financial year 2000
First quarter                                                            49.00              5.85
Second quarter                                                           29.25             18.25
Third quarter                                                            30.25             18.25
Fourth quarter                                                           41.50             29.00
Financial year 2001
First quarter                                                            43.88             26.05
Second quarter                                                           35.50             13.38
Third quarter                                                            26.65             15.38
Fourth quarter                                                           21.69              8.70
May 2001                                                                 26.55             19.13
June 2001                              35.97            29.20            26.28             20.35
July 2001                              31.44            23.75            21.69             16.50
August 2001                            24.90            21.25            16.79             14.84
September 2001                         21.90            13.10            15.15              8.70
October 2001                           30.50            19.80            20.00             13.80

On 23 November 2001, the closing price on the Daily Official List of London Stock Exchange Limited for CAT's ordinary shares was (Pounds)18.75.

Exchange Rate Information
The table below sets forth, for the periods and dates indicated, information concerning the noon buying rates in New York City for pounds sterling expressed in US dollars per (Pounds)1.00. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect, among other things, the US dollar equivalent of the pound sterling price of

CAT's shares on the Daily Official List of the London Stock Exchange plc and the market price of CAT's American Depositary Shares on the NASDAQ National Market. Averages represent the average of the noon buying rates in New York City on the last day of each full month during the period.

Year ended 30 September       High        Low       Average      Period end
1997                        1.7123     1.5623        1.6407          1.6117
1998                        1.7068     1.6114        1.6623          1.6995
1999                        1.7222     1.5515        1.6258          1.6457
2000                        1.6765     1.4005        1.5528          1.4787
2001                        1.5045     1.3730        1.4410          1.4691

The following table sets forth the high and low noon buying rate for pounds sterling expressed in US dollars per (Pounds)1.00 for each of the previous six months. On 23 November 2001, the exchange rate was $1.4095 to (Pounds)1.00.

                                                     High               Low
May 2001                                           1.4400            1.4103
June 2001                                          1.4190            1.3730
July 2001                                          1.4290            1.3995
August 2001                                        1.4577            1.4135
September 2001                                     1.4745            1.4444
October 2001                                       1.4795            1.4214

Selected Financial Data

The following table presents selected historical consolidated financial information for CAT as of, and for the years ended, 30 September 2001, 2000, 1999, 1998 and 1997. References in this document to `CAT's financial year' are to CAT's financial year ended September 30 of the appropriate year. The historical financial data are derived from the audited financial statements of CAT which are prepared in pounds sterling and in accordance with UK Generally Acceptable Accounting Principles (`GAAP').

There are material differences between UK GAAP and US GAAP. Some items indicated in the table have been reconciled to US GAAP in accordance with the reconciliation procedures described in note 27 to the audited financial statements contained elsewhere in this document.

                                                2000             1999             1998              1997
                            2001            restated         restated         restated          restated
Income statement       (Pounds)'000     (Pounds)'000     (Pounds)'000     (Pounds)'000      (Pounds)'000
UK GAAP
Turnover                   7,121            7,018            2,165            1,275             1,594
Gross profit               6,770            6,637            2,084            1,214             1,543
Research and
development
expenses                  21,393           15,728           13,574            9,125             6,693
Exceptional costs(i)           -                -                -                -             2,967

General and
administration
expenses                   6,443            4,832            2,684            2,078             1,576
Operating loss           (21,066)         (13,933)         (14,174)          (9,989)           (9,693)
Net loss on
ordinary activities
before taxation          (11,771)          (8,289)         (12,364)          (7,030)           (7,895)
Taxation on
loss on
ordinary activities            -                -               (1)              (4)                -
Net loss                 (11,771)          (8,289)         (12,365)          (7,034)           (7,895)
Net loss
per share
(basic and
diluted)(ii)
(pence)                   (33.3p)          (27.5p)          (50.9p)          (31.3p)           (45.3p)
US GAAP
Turnover                   7,543            7,129            2,165            1,275             1,594
Operating loss           (28,860)         (22,775)         (14,022)          (9,966)           (9,721)
Net loss                 (19,565)         (17,131)         (12,213)          (7,011)           (8,152)
Basic and
diluted net
loss per share            (55.4p)          (56.8p)          (50.2p)          (31.2p)           (46.8p)
Balance sheet
UK GAAP
Cash and
investments in
liquid resources         156,813          156,528           23,622           34,844            44,593
Total assets             172,470          169,436           35,175           45,661            47,467
Current liabilities       (8,335)          (9,627)          (3,929)          (2,718)           (2,276)
Long term
liabilities               (8,085)          (7,369)          (2,812)          (3,317)           (3,307)
Net assets               156,050          152,440           20,434           39,600            41,884
Shareholders'
funds - all
equity                   156,050          152,440           28,434           39,626            41,884
Number of
ordinary shares
outstanding           35,455,865       34,770,438       25,281,365       23,492,584        22,154,751
US GAAP
Cash and
investments in
liquid resources         156,813          156,528           23,622           34,844            44,593
Total assets             172,613          169,595           35,350           44,034            47,467
Current liabilities       (8,428)          (9,294)          (3,929)          (2,718)           (2,276)

Long term
liabilities              (10,460)          (8,947)          (2,812)          (3,317)           (3,307)
Net assets               153,725          151,354           28,609           37,999            41,884
Shareholders'
funds - all equity       153,725          151,354           28,609           37,999            41,884

(i) In the year ended 30 September 1997, the cost of acquiring intellectual property rights from the Medical Research Council was recorded as an expense through the profit and loss account in accordance with CAT's accounting policies.
(ii) Under UK GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

Cross reference to Form 20-F

This cross reference to Form 20-F is provided to assist those who are more familiar with the contents and layout of an Annual Report on Form 20-F.

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes.

                                                                               Edgar
Form 20-F item:                                                    Page        Page
1 Identity of Directors and advisers
Directors and senior management                                   20-22       14-16
Advisers                                                             71          81
Auditors                                                             71          81

2 Offer statistics and expected timetable                           n/a         n/a

3 Key information
Selected financial data                                              69          77
Risk factors                                                      63-65       70-73

4 Information on the Company
History and development of the Company                         1-15, 62     1-9, 69
Business overview                                                  1-15         1-9
Organisational structure (note 11)                                   44          46
Property, plant and equipment (note 10)                          43, 62      46, 69

5 Operating and financial review and prospects
Operating results                                                 16-18        9-12
Liquidity and capital resources                                   18-19       12-13
Research and development, patents and licences, etc.               5-15         4-9
Trend information                                                 16-19        9-13

6  Directors, senior management and employees
Board of Directors                                                       20-21            14-16
Compensation - Remuneration Report                                       25-28            21-26
Board practices - Corporate governance                                   29-32            27-32
Directors' report                                                        23-24            18-20
Employees - Staff costs (note 6)                                            42            44-45
Share ownership                                            22-23, 25-28, 47-48         24-26,51

7  Major shareholders and related party transactions
Major shareholders                                                          23               19
Related party transactions (note 25)                                        52               54

8  Financial information
(See item 18 below)                                                See item 18

9  Nature of the trading market                                             68               76

10 Additional information
UK tax consequences of owning Cambridge Antibody
Technology Group plc shares                                              65-66            73-75
Material contracts                                                       53-62            64-69
Memorandum and Articles of Association                                      62               70
Documents on display                                                 see below

11 Quantitative and qualitative disclosure about market risk
Financial instruments (note 16)                                          45-47            48-50

12 Description of securities other than equity securities                  n/a

13 Defaults, dividends and delinquencies                                   n/a

14 Material modifications to the rights of
security holders and use of proceeds                                       n/a

15 Reserved item                                                           n/a

16 Reserved item                                                           n/a

17 Financial statements

18 Financial statements
Directors' responsibilities                                                 32               33
Auditors' report                                                            33               34
Consolidated profit and loss account                                        34               35
Consolidated statement of total recognised gains and losses                 34               35
Consolidated balance sheet                                                  35               36

Company balance sheet                                               36       37
Consolidated cash flow statement                                    37       37
Reconciliation of net cash flow to movement in net funds            51       51
Notes to consolidated financial statements                       38-68    38-79

19 Exhibits                                                                 n/a

The exhibits to the form 20-F are available for review at CAT's registered office. In addition they have been filed through the EDGAR filing system at the Securities and Exchange Commission and may be accessed at www.sec.gov.
                                                          -----------

Corporate Advisors

Joint financial advisors and brokers

Cazenove & Co.
12 Tokenhouse Yard
London EC2R 7AN, UK

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB, UK

Solicitors

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD, UK

Patent Attorneys

Mewburn Ellis
122 Cambridge Science Park
Milton Road
Cambridge CB4 4GG, UK

Auditors

Arthur Andersen
Betjeman House
104 Hills Road
Cambridge CB2 1LH, UK

Bankers

Barclays Bank Plc
Cambridge Business Centre
PO Box 326
Cambridge CB4 3UT, UK

Shareholder Information

The share price is obtainable from the following:

Financial Times, Daily Telegraph, The Independent, Cambridge Evening News.

London Stock Exchange

mnemonic CAT

NASDAQ

mnemonic CATG

Announcements

First quarter - late February
Interim - late May
Third quarter - late August
Final - late November

Shareholders

There are approximately 2,100 registered shareholders.

Company Secretary and registered office

Diane Mellett LLB JD
Cambridge Antibody Technology Group plc
The Science Park
Melbourn
Cambridgeshire SG8 6JJ, UK

Registered number 3234033

Registrars

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH, UK
Tel 0870 702 0000

US Depositary

Bank of New York
620 Avenue of the Americas
Sixth Floor
New York, NY10011, US
Tel 1 888 BNYADRS

Investor relations

Information on CAT is available online via the internet at www.cambridgeantibody.com

Security analysts and investment professionals should direct their enquiries in the first instance to:

UK/Europe

Corporate Communications
Cambridge Antibody Technology Group plc
The Science Park
Melbourn
Cambridgeshire SG8 6JJ, UK

US
The Trout Group LLC
740 Broadway, Suite 903
New York, NY10003, US

PFIC Annual Information Statement
Cambridge Antibody Technology Group plc
The following information applies to United States shareholders only. For the year ended 30 September 2001, we believe that the Company was not a Passive Foreign Investment Corporation (`PFIC') as defined by Section 1297 of the United States Code. This conclusion is a factual determination that is made annually and therefore may be subject to change in the future. As the Company was at one time a PFIC we provide the following information.

Fiscal year ended 30 September 2001

1 This information is being provided pursuant to Section 1.1295-1T of the United States Treasury Regulations.

2 This PFIC Annual Information Statement applies to the financial year of the Company beginning 1 October 2000 and ending 30 September 2001.

3 The Company had negative ordinary earnings and no net capital gain for the taxable year indicated above.

4 During the year no actual or deemed distributions were made.

5 The Company has given the information set forth in paragraphs 1-4 above to enable the shareholder to establish that the Company's ordinary earnings and net capital gain are computed in accordance with US income tax principles and to determine the shareholders' pro rata share thereof.